Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2023 and 2022 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of comprehensive income for the three months ended September 30, 2023 and 2022 and for the nine months ended September 30, 2023 and 2022, the consolidated statements of changes in equity and cash flows for the nine months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2023 and 2022, its consolidated financial performance for the three months ended September 30, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2023 and 2022 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Yih-Shin Kao and Mei Yen Chiang.

/s/ Yih-Shin Kao	/s/ Mei Yen Chiang

Deloitte & Touche
Taipei, Taiwan
Republic of China

November 8, 2023

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2023		December 31, 2022		September 30, 2022
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$32,005,368	7	$50,192,604	10	$32,898,094	7
Financial assets at fair value through profit or loss (Note 7)	411	—	3,953	—	4,203	—
Hedging financial assets (Note 20)	—	—	12,891	—	12,752	—
Contract assets (Note 29)	6,727,095	1	6,055,343	1	5,702,487	1
Trade notes and accounts receivable, net (Notes 9 and 29)	23,514,962	5	24,672,473	5	22,278,929	4
Receivables from related parties (Note 37)	111,194	—	75,061	—	107,116	—
Inventories (Note 10)	12,363,787	2	11,316,406	2	12,336,979	2
Prepayments (Note 11)	5,556,000	1	2,398,608	—	5,110,205	1
Other current monetary assets (Note 12)	12,326,502	2	3,618,902	1	4,361,591	1
Incremental costs of obtaining contracts (Note 29)	95,066	—	—	—	—	—
Other current assets (Notes 18, 19 and 38)	4,205,048	1	3,555,423	1	4,007,887	1

Total current assets	96,905,433	19	101,901,664	20	86,820,243	17

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	1,052,332	—	1,020,203	—	1,050,714	—
Financial assets at fair value through other comprehensive income (Note 8)	4,054,015	1	3,491,381	1	3,484,018	1
Investments accounted for using equity method (Note 14)	7,218,915	1	7,155,851	1	7,200,176	1
Contract assets (Note 29)	3,526,053	1	3,136,801	1	2,966,660	1
Property, plant and equipment (Notes 15, 34, 37 and 38)	287,207,522	56	291,527,910	56	286,300,996	57
Right-of-use assets (Notes 16 and 37)	11,186,658	2	11,102,549	2	11,234,158	2
Investment properties (Note 17)	10,146,675	2	9,803,861	2	9,707,458	2
Intangible assets (Notes 18 and 37)	74,276,660	15	79,187,087	15	80,794,433	16
Deferred income tax assets (Note 3)	2,109,348	—	2,196,645	—	2,615,752	1
Incremental costs of obtaining contracts (Note 29)	936,516	—	979,914	—	967,012	—
Net defined benefit assets (Note 3)	5,720,111	1	5,265,721	1	3,901,443	1
Prepayments (Notes 11 and 39)	3,175,536	1	1,728,277	—	1,922,374	—
Other noncurrent assets (Notes 19, 38 and 39)	4,686,883	1	4,705,624	1	4,624,803	1

Total noncurrent assets	415,297,224	81	421,301,824	80	416,769,997	83

TOTAL	$512,202,657	100	$523,203,488	100	$503,590,240	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$820,000	—	$722,000	—	$592,000	—
Financial liabilities at fair value through profit or loss (Note 7)	2,485	—	—	—	—	—
Hedging financial liabilities (Note 20)	3,535	—	—	—	—	—
Contract liabilities (Notes 29 and 39)	14,287,322	3	13,390,439	3	13,611,671	3
Trade notes and accounts payable (Note 24)	13,177,439	3	16,428,856	3	13,160,237	3
Payables to related parties (Note 37)	167,646	—	539,194	—	476,286	—
Current tax liabilities (Note 3)	7,110,763	1	4,956,465	1	3,207,876	1
Lease liabilities (Notes 16, 34 and 37)	3,455,460	1	3,338,813	1	3,216,442	1
Other payables (Notes 25 and 34)	21,150,397	5	25,079,960	5	20,895,752	3
Provisions (Note 26)	324,368	—	226,019	—	225,903	—
Current portion of long-term loans (Notes 22 and 38)	1,600,000	—	—	—	—	—
Other current liabilities	1,026,026	—	1,016,179	—	1,000,044	—

Total current liabilities	63,125,441	13	65,697,925	13	56,386,211	11

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 38)	—	—	1,600,000	—	1,600,000	—
Bonds payable (Note 23)	30,481,435	7	30,477,357	6	30,476,032	6
Contract liabilities (Note 29)	7,879,578	2	7,674,095	2	7,124,477	1
Deferred income tax liabilities (Note 3)	2,390,346	—	2,300,845	—	2,248,402	1
Provisions (Note 26)	480,603	—	173,033	—	157,220	—
Lease liabilities (Notes 16, 34 and 37)	7,417,147	1	7,333,694	2	7,345,934	2
Customers’ deposits (Note 37)	5,198,556	1	5,156,700	1	5,075,856	1
Net defined benefit liabilities (Note 3)	2,278,892	—	2,285,224	—	2,268,121	1
Other noncurrent liabilities	6,601,102	1	6,726,187	1	6,834,180	1

Total noncurrent liabilities	62,727,659	12	63,727,135	12	63,130,222	13

Total liabilities	125,853,100	25	129,425,060	25	119,516,433	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	15	77,574,465	15	77,574,465	15

Additional paid-in capital	171,309,325	33	171,300,898	32	171,295,803	34

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15	77,574,465	15
Special reserve	2,898,503	1	3,083,569	1	3,083,569	1
Unappropriated earnings	44,247,372	9	51,868,574	10	42,561,752	9

Total retained earnings	124,720,340	25	132,526,608	26	123,219,786	25

Others	419,267	—	(223,084)	—	(181,654)	—

Total equity attributable to stockholders of the parent	374,023,397	73	381,178,887	73	371,908,400	74
NONCONTROLLING INTERESTS (Notes 13 and 28)	12,326,160	2	12,599,541	2	12,165,407	2

Total equity	386,349,557	75	393,778,428	75	384,073,807	76

TOTAL	$512,202,657	100	$523,203,488	100	$503,590,240	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended September 30				Nine Months Ended September 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 42)	$53,657,946	100	$53,507,811	100	$161,332,502	100	$157,238,260	100
OPERATING COSTS (Notes 10, 27, 30 and 37)	33,842,100	63	33,174,844	62	100,548,189	62	97,211,557	62

GROSS PROFIT	19,815,846	37	20,332,967	38	60,784,313	38	60,026,703	38

OPERATING EXPENSES (Notes 9, 27, 30 and 37)
Marketing	5,874,113	11	5,605,147	10	17,149,826	11	16,641,971	10
General and administrative	1,509,781	3	1,540,159	3	4,797,693	3	4,630,572	3
Research and development	953,000	2	982,736	2	2,854,258	2	2,785,315	2
Expected credit loss	14,338	—	21,517	—	85,147	—	95,102	—

Total operating expenses	8,351,232	16	8,149,559	15	24,886,924	16	24,152,960	15

OTHER INCOME AND EXPENSES (Note 30)	(165)	—	(1,571)	—	1,462	—	(6,013)	—

INCOME FROM OPERATIONS	11,464,449	21	12,181,837	23	35,898,851	22	35,867,730	23

NON-OPERATING INCOME AND EXPENSES
Interest income	136,526	—	58,013	—	455,069	—	146,294	—
Other income (Notes 30 and 37)	76,840	—	68,626	—	325,769	—	322,537	—
Other gains and losses (Notes 30, 36 and 37)	(75,957)	—	(118,066)	—	(228,718)	—	(163,661)	—
Interest expenses (Notes 16, 30 and 37)	(80,237)	—	(69,312)	—	(233,310)	—	(190,264)	—
Share of profits of associates and joint ventures accounted for using equity method (Note 14)	115,860	—	85,157	—	339,473	—	400,910	—

Total non-operating income and expenses	173,032	—	24,418	—	658,283	—	515,816	—

INCOME BEFORE INCOME TAX	11,637,481	21	12,206,255	23	36,557,134	22	36,383,546	23
INCOME TAX EXPENSE (Notes 3 and 31)	2,258,007	4	2,430,125	5	7,097,925	4	7,180,947	4

NET INCOME	9,379,474	17	9,776,130	18	29,459,209	18	29,202,599	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 28 and 36)	110,893	—	(4,192)	—	547,814	—	(127,988)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Three Months Ended September 30				Nine Months Ended September 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	$(13,467)	—	$20,052	—	$(16,426)	—	$21,038	—
Share of other comprehensive income (loss) of associates and joint ventures (Note 14)	(164)	—	2,382	—	7,488	—	3,906	—

	97,262	—	18,242	—	538,876	—	(103,044)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	95,388	—	187,978	—	102,203	—	339,824	—
Share of other comprehensive income of associates and joint ventures (Note 14)	4,134	—	2,948	—	6,254	—	4,535	—

	99,522	—	190,926	—	108,457	—	344,359	—

Total other comprehensive income, net of income tax	196,784	—	209,168	—	647,333	—	241,315	—

TOTAL COMPREHENSIVE INCOME	$9,576,258	17	$9,985,298	18	$30,106,542	18	$29,443,914	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,094,604	16	$9,359,249	17	$28,659,133	18	$28,075,670	18
Noncontrolling interests	284,870	1	416,881	1	800,076	—	1,126,929	1

	$9,379,474	17	$9,776,130	18	$29,459,209	18	$29,202,599	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,296,017	16	$9,554,578	17	$29,311,597	18	$28,303,690	18
Noncontrolling interests	280,241	1	430,720	1	794,945	—	1,140,224	1

	$9,576,258	17	$9,985,298	18	$30,106,542	18	$29,443,914	19

EARNINGS PER SHARE (Note 32)
Basic	$1.17		$1.21		$3.69		$3.62

Diluted	$1.17		$1.21		$3.69		$3.62

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income

			Retained Earnings					Gain or Loss on Hedging Instruments		Noncontrolling Interests (Notes 13 and 28)
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2022	$77,574,465	$171,279,625	$77,574,465	$2,675,419	$50,639,022	$(392,276)	$(7,588)	$(8,286)	$379,334,846	$11,927,604	$391,262,450
Appropriation of 2021 earnings
Special reserve	—	—	—	408,150	(408,150)	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,746,314)	—	—	—	(35,746,314)	—	(35,746,314)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(1,053,240)	(1,053,240)
Unclaimed dividend	—	1,632	—	—	—	—	—	—	1,632	—	1,632
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	—	—	(1,159)	(51)	(1,210)
Net income for the nine months ended September 30, 2022	—	—	—	—	28,075,670	—	—	—	28,075,670	1,126,929	29,202,599
Other comprehensive income (loss) for the nine months ended September 30, 2022	—	—	—	—	1,524	314,773	(109,315)	21,038	228,020	13,295	241,315

Total comprehensive income (loss) for the nine months ended September 30, 2022	—	—	—	—	28,077,194	314,773	(109,315)	21,038	28,303,690	1,140,224	29,443,914

Share-based payment transactions of subsidiaries	—	15,705	—	—	—	—	—	—	15,705	59,370	75,075
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	91,500	91,500

BALANCE, SEPTEMBER 30, 2022	$77,574,465	$171,295,803	$77,574,465	$3,083,569	$42,561,752	$(77,503)	$(116,903)	$12,752	$371,908,400	$12,165,407	$384,073,807

BALANCE, JANUARY 1, 2023	$77,574,465	$171,300,898	$77,574,465	$3,083,569	$51,868,574	$(111,213)	$(124,762)	$12,891	$381,178,887	$12,599,541	$393,778,428
Appropriation of 2022 earnings
Special reserve	—	—	—	(185,066)	185,066	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,475,514)	—	—	—	(36,475,514)	—	(36,475,514)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(1,091,670)	(1,091,670)
Unclaimed dividend	—	2,217	—	—	—	—	—	—	2,217	—	2,217
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	4,624	—	—	—	—	—	—	4,624	1,588	6,212
Actual acquisition of interests in subsidiaries	—	(4)	—	—	—	—	—	—	(4)	(37)	(41)
Net income for the nine months ended September 30, 2023	—	—	—	—	28,659,133	—	—	—	28,659,133	800,076	29,459,209
Other comprehensive income (loss) for the nine months ended September 30, 2023	—	—	—	—	10,113	108,634	550,143	(16,426)	652,464	(5,131)	647,333

Total comprehensive income (loss) for the nine months ended September 30, 2023	—	—	—	—	28,669,246	108,634	550,143	(16,426)	29,311,597	794,945	30,106,542

Share-based payment transactions of subsidiaries	—	1,590	—	—	—	—	—	—	1,590	21,793	23,383

BALANCE, SEPTEMBER 30, 2023	$77,574,465	$171,309,325	$77,574,465	$2,898,503	$44,247,372	$(2,579)	$425,381	($3,535)	$374,023,397	$12,326,160	$386,349,557

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$36,557,134	$36,383,546
Adjustments for:
Depreciation	24,696,640	24,583,053
Amortization	5,027,341	4,961,978
Amortization of incremental costs of obtaining contracts	641,027	628,476
Expected credit loss	85,147	95,102
Interest expense	233,310	190,264
Interest income	(455,069)	(146,294)
Dividend income	(167,112)	(157,465)
Compensation cost of share-based payment transactions	7,336	12,356
Share of profits of associates and joint ventures accounted for using equity method	(339,473)	(400,910)
Loss (gain) on disposal of property, plant and equipment	(1,462)	6,013
Gain on disposal of financial instruments	—	(726)
Provision for impairment loss and obsolescence of inventory	9,295	71,839
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	84,184	140,571
Others	2,929	182,482
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(1,061,790)	(507,552)
Trade notes and accounts receivable	1,101,500	1,601,732
Receivables from related parties	(36,133)	(65,588)
Inventories	(1,006,676)	(1,081,409)
Prepayments	(3,215,816)	(2,904,019)
Other current monetary assets	(673,412)	(464,165)
Other current assets	(649,625)	(1,029,107)
Incremental cost of obtaining contracts	(692,695)	(607,832)
Increase (decrease) in:
Contract liabilities	1,102,366	1,661,816
Trade notes and accounts payable	(3,251,354)	(4,899,643)
Payables to related parties	(371,548)	84,928
Other payables	(2,622,973)	(2,056,783)
Provisions	355,919	(43,555)
Other current liabilities	27,628	38,366
Net defined benefit plans	(460,722)	(529,908)

Cash generated from operations	54,925,896	55,747,566
Interests paid	(269,784)	(208,888)
Income taxes paid	(4,766,829)	(8,338,284)

Net cash provided by operating activities	49,889,283	47,200,394

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2023	2022
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(14,820)	$(3,302)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	7,184
Acquisition of financial assets at fair value through profit or loss	(130,476)	(325,741)
Proceeds from disposal of financial assets at fair value through profit or loss	—	14,573
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	20,190	65,967
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(35,425,062)	(5,135,933)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	27,638,864	6,465,605
Acquisition of investments accounted for using equity method	—	(20,000)
Proceeds from capital reduction of investments accounted for using equity method	—	340,182
Acquisition of property, plant and equipment	(18,878,661)	(20,219,151)
Proceeds from disposal of property, plant and equipment	17,598	5,469
Acquisition of intangible assets	(115,078)	(1,810,156)
Acquisition of investment properties	(48,283)	(18,333)
Decrease in other noncurrent assets	21,271	205,229
Increase in prepayments for leases	(1,388,835)	—
Interests received	457,460	144,193
Dividends received	249,223	271,067

Net cash used in investing activities	(27,596,609)	(20,013,147)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,489,800	935,000
Repayments of short-term loans	(2,391,800)	(408,000)
Proceeds from issuance of bonds	—	3,500,000
Payments for transaction costs attributable to the issuance of bonds	—	(4,463)
Increase (decrease) in customers’ deposits	24,075	(297,176)
Payments for the principal of lease liabilities	(2,937,622)	(2,992,960)
Increase (decrease) in other noncurrent liabilities	(125,085)	1,752,270
Cash dividends paid	(36,475,514)	(35,746,314)
Acquisition of additional interests in subsidiaries	(41)	—
Cash dividends distributed to noncontrolling interests	(1,085,534)	(1,047,586)
Change in other noncontrolling interests	16,047	154,219
Unclaimed dividend	2,217	1,632

Net cash used in financing activities	(40,483,457)	(34,153,378)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2023	2022
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$3,547	$85,601

NET DECREASE IN CASH AND CASH EQUIVALENTS	(18,187,236)	(6,880,530)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	50,192,604	39,778,624

CASH AND CASH EQUIVALENTS, END OF PERIOD	$32,005,368	$32,898,094

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2023 and 2022

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”; Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022. Please refer to Note 42 Segment Information for details.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on November 8, 2023.

3.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022. Please refer to the consolidated financial statements for the year ended December 31, 2022 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2023	December 31, 2022	September 30, 2022	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	56	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	37	37	51	c.

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2023	December 31, 2022	September 30, 2022	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75	d.
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identity services	69	73	73	e.
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	51
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	—	100	100	f.
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	96
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100	g.
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	—	100	100	h.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	i.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	j.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100

(Continued)

			Percentage of Ownership Interests
Name of Investor	Name of Investee	Main Businesses and Products	September 30, 2023	December 31, 2022	September 30, 2022	Note
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
	TestPro Investment Co., Ltd. (“TestPro”)	Investment	100	100	100	k.
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd (“NavCore”)	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	54	54	54	l.
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	—	100	100	m.
Prime Asia Investments Group Ltd.	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	—	—	100	n.
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	100
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	—	100	100	o.
	IISI Investment Co., Ltd. (“IICL”)	Investment	—	—	—	p.
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	100	99.96	99.96	q.
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	—	100	100	r.
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	—	—	—	p.
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	—	—	—	p.

(Concluded)

a.

Chunghwa continues to control seven out of thirteen seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.

b.

CHIEF issued new shares in March 2022 and December 2022 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 58.72%, 58.67% and 58.67% as of September 30, 2022, December 31, 2022 and September 30, 2023, respectively.

c.

Chunghwa did not participate in the capital increase of CHST in November 2022. Therefore, the Company’s ownership interest in CHST decreased to 37.09%. However, Chunghwa continues to control three out of five seats of the Board of Directors of CHST. As a result, the Company treated CHST as a subsidiary.

d.	CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased to 74.56% as of September 30, 2023.

e.

CHTSC issued new shares in February 2022, May 2022, February 2023 and May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 73.09%, 73.09% and 69.28% as of September 30, 2022, December 31, 2022 and September 30, 2023, respectively.

f.	SIS reduced 96.26% of its capital to offset accumulated deficits in November 2022. The Company’s ownership interest in SIS remained the same. SIS completed its liquidation in September 2023.

g.	In September 2023, the Board of Directors of Youth approved to end and dissolve the business of Youyi. The liquidation completion date is scheduled for October 31, 2023.

h.

In order to coordinate with financial planning and adjustment of organizational resources, the Board of Directors of SENYOUNG approved the merger with Senaolife. Senaolife will be the dissolved company. The merger was completed on May 1, 2023.

i.

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

j.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

k.	CHPT invested and established TestPro in March 2022. CHPT obtained 100% ownership interest of TestPro.

l.	TestPro invested and established NavCore in May 2022. TestPro obtained 54.25% ownership interest of NavCore.

m.	SIHK completed its liquidation in July 2023.

n.	CTC completed its liquidation in October 2022.

o.	IESA completed its liquidation in September 2023.

p.	IICL, LTCL and LSCL completed liquidation in September 2022.

q.	IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased to 100% as of September 30, 2023.

r.	IEHK completed its liquidation in June 2023.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of September 30, 2023.

Other Material Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2022.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	The IFRSs endorsed by the FSC for application starting from 2024

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 16	Leases Liability in a Sale and Leaseback	January 1, 2024 (Note 2)
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	January 1, 2024 (Note 3)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	A seller-lessee shall apply the Amendments to IFRS 16 retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

Note 3:	The amendments provide some transition relief regarding disclosure requirements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025 (Note 2)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	An entity shall apply those amendments for annual reporting periods beginning on or after January 1, 2025.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2023	December 31, 2022	September 30, 2022
Cash
Cash on hand	$430,338	$471,751	$291,903
Bank deposits	12,500,845	10,423,195	8,839,140

	12,931,183	10,894,946	9,131,043

Cash equivalents (with maturities of less than three months)
Commercial papers	15,748,327	19,592,233	9,741,550
Negotiable certificates of deposit	—	15,500,000	10,600,000
Time deposits	3,324,729	4,205,425	3,425,501
Stimulus vouchers	1,129	—	—

	19,074,185	39,297,658	23,767,051

	$32,005,368	$50,192,604	$32,898,094

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Bank deposits	0.00%~3.10%	0.00%~2.62%	0.00%~1.87%
Commercial papers	0.70%~1.30%	0.56%~1.30%	0.45%~0.85%
Negotiable certificates of deposit	—	1.20%~1.45%	0.78%~1.10%
Time deposits	0.01%~5.40%	0.01%~4.65%	0.01%~2.78%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2023	December 31, 2022	September 30, 2022
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$3,514	$3,771
Non-derivatives
Listed stocks—domestic	411	439	432

	$411	$3,953	$4,203

Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$715,528	$758,312	$819,937
Non-listed stocks - foreign	83,439	102,648	100,758

(Continued)

	September 30, 2023	December 31, 2022	September 30, 2022
Limited partnership – domestic	$225,123	$135,121	$115,386
Film and drama investing agreement	28,242	24,122	14,633

	$1,052,332	$1,020,203	$1,050,714

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$2,485	$—	$—

			(Concluded	)

Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022. As of September 30, 2023, Chunghwa invested $200,000 thousand.

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency		Maturity Period	Contract Amount (In Thousands)
September 30, 2023
Forward exchange contracts—buy	NT$	/EUR	2023.12	NT$	238,665/EUR7,000
December 31, 2022
Forward exchange contracts—buy	NT$	/EUR	2023.03	NT$	61,746/EUR2,000
September 30, 2022
Forward exchange contracts—buy	NT$	/EUR	2022.12	NT$	121,304/EUR4,000

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME—NONCURRENT

	September 30, 2023	December 31, 2022	September 30, 2022
Domestic investments
Listed stocks	$244,762	$272,802	$261,138
Non-listed stocks	3,642,147	3,084,670	3,084,570
Foreign investments
Non-listed stocks	167,106	133,909	138,310

	$4,054,015	$3,491,381	$3,484,018

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2023	December 31, 2022	September 30, 2022
Trade notes and accounts receivable	$24,645,268	$26,037,695	$23,668,841
Less: Loss allowance	(1,130,306)	(1,365,222)	(1,389,912)

	$23,514,962	$24,672,473	$22,278,929

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amounts of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

September 30, 2023

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~65%	10%~81%	18%~90%	34%~96%	100%
Gross carrying amount	$17,024,142	$795,647	$189,245	$62,995	$44,288	$20,103	$620,426	$18,756,846
Loss allowance (lifetime ECL)	(47,891)	(33,790)	(29,579)	(26,285)	(31,439)	(18,677)	(620,426)	(808,087)

Amortized cost	$16,976,251	$761,857	$159,666	$36,710	$12,849	$1,426	$—	$17,948,759

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,247,394	$46,676	$6,628	$875	$396	$—	$289,560	$2,591,529
Loss allowance (lifetime ECL)	(2,075)	(2,334)	(679)	(316)	(198)	—	(289,560)	(295,162)

Amortized cost	$2,245,319	$44,342	$5,949	$559	$198	$—	$—	$2,296,367

December 31, 2022

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~20%	3%~64%	11%~80%	25%~90%	45%~96%	100%
Gross carrying amount	$17,162,634	$310,392	$86,500	$32,826	$27,774	$34,127	$599,316	$18,253,569
Loss allowance (lifetime ECL)	(49,644)	(22,309)	(19,806)	(20,927)	(20,085)	(29,244)	(599,316)	(761,331)

Amortized cost	$17,112,990	$288,083	$66,694	$11,899	$7,689	$4,883	$—	$17,492,238

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,797,905	$119,329	$11,424	$53,189	$1,360	$785	$547,269	$4,531,261
Loss allowance (lifetime ECL)	(2,604)	(6,138)	(1,142)	(15,986)	(680)	(628)	(547,269)	(574,447)

Amortized cost	$3,795,301	$113,191	$10,282	$37,203	$680	$157	$—	$3,956,814

September 30, 2022

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%~1%	1%~21%	2%~63%	10%~80%	25%~90%	46%~96%	100%
Gross carrying amount	$16,010,531	$285,371	$104,692	$74,147	$78,948	$46,462	$604,651	$17,204,802
Loss allowance (lifetime ECL)	(48,001)	(20,261)	(19,140)	(20,556)	(36,153)	(18,597)	(604,651)	(767,359)

Amortized cost	$15,962,530	$265,110	$85,552	$53,591	$42,795	$27,865	$—	$16,437,443

Project business
Expected credit loss rate (Note b)	0%~5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,737,775	$74,635	$20,094	$18,694	$9,281	$522	$567,978	$3,428,979
Loss allowance (lifetime ECL)	(2,815)	(7,134)	(2,952)	(5,608)	(4,640)	(470)	(567,978)	(591,597)

Amortized cost	$2,734,960	$67,501	$17,142	$13,086	$4,641	$52	$—	$2,837,382

Note a:	Please refer to Note 42 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:	The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Nine Months Ended September 30
	2023	2022
Beginning balance	$1,365,222	$1,604,835
Add: Provision for credit loss	81,721	90,906
Less: Amounts written off	(316,637)	(305,829)

Ending balance	$1,130,306	$1,389,912

10.	INVENTORIES

	September 30, 2023	December 31, 2022	September 30, 2022
Merchandise	$4,389,627	$3,977,853	$3,727,517
Project in process	5,553,306	4,859,226	6,090,719
Work in process	78,856	98,712	135,600
Raw materials	227,573	279,022	287,845

	10,249,362	9,214,813	10,241,681
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	115,692	102,860	96,565

	$12,363,787	$11,316,406	$12,336,979

The operating costs related to inventories were $11,382,986 thousand (including the valuation loss on inventories of $18,462 thousand) and $35,578,514 thousand (including the valuation loss on inventories of $9,295 thousand) for the three months and nine months ended September 30, 2023, respectively. The operating costs related to inventories were $10,156,154 thousand (including the valuation loss on inventories of $9,049 thousand) and $32,880,791 thousand (including the valuation loss on inventories of $71,839 thousand) for the three months and nine months ended September 30, 2022, respectively.

As of September 30, 2023, December 31, 2022 and September 30, 2022, inventories of $2,114,425 thousand, $2,101,593 thousand and $2,095,298 thousand, respectively, were expected to be realized from the sale after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021. LED entrusts Land Bank of Taiwan to execute fund control and property right management for the land held under development.

11.	PREPAYMENTS

	September 30, 2023	December 31, 2022	September 30, 2022
Prepaid salary and bonus	$2,377,054	$4,159	$2,426,223
Prepaid rents	2,294,405	2,316,088	2,411,901
Prepayments for leases—satellite (Note 39)	1,388,835	—	—
Others	2,671,242	1,806,638	2,194,455

	$8,731,536	$4,126,885	$7,032,579

Current
Prepaid salary and bonus	$2,377,054	$4,159	$2,426,223
Prepaid rents	554,472	589,506	599,028
Others	2,624,474	1,804,943	2,084,954

	$5,556,000	$2,398,608	$5,110,205

Noncurrent
Prepaid rents	$1,739,933	$1,726,582	$1,812,873
Prepayments for leases—satellite (Note 39)	1,388,835	—	—
Others	46,768	1,695	109,501

	$3,175,536	$1,728,277	$1,922,374

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	September 30, 2023	December 31, 2022	September 30, 2022
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	$9,737,879	$1,915,755	$2,245,586
Accrued custodial receipts	1,000,269	815,547	748,981
Others	1,588,354	887,600	1,367,024

	$12,326,502	$3,618,902	$4,361,591

The annual yield rates of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months at the balance sheet dates were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	0.03%~4.87%	0.03%~3.00%	0.03%~2.70%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	September 30, 2023	December 31, 2022	September 30, 2022
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests
	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
SENAO	$152,399	$143,738	$414,950	$352,638

CHPT	$(401)	$144,630	$(11,806)	$381,833

	Accumulated Noncontrolling Interests
	September 30, 2023	December 31, 2022	September 30, 2022
SENAO	$4,589,473	$4,592,326	$4,457,094
CHPT	4,999,693	5,259,231	5,152,004
Individually immaterial subsidiaries with noncontrolling interests	2,736,994	2,747,984	2,556,309

	$12,326,160	$12,599,541	$12,165,407

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2023	December 31, 2022	September 30, 2022
Current assets	$7,779,068	$7,249,222	$7,086,071
Noncurrent assets	3,361,522	3,211,081	3,220,149
Current liabilities	(4,319,623)	(3,680,470)	(3,696,497)
Noncurrent liabilities	(503,930)	(459,666)	(477,948)

Equity	$6,317,037	$6,320,167	$6,131,775

Equity attributable to the parent	$1,727,564	$1,727,841	$1,674,681
Equity attributable to noncontrolling interests	4,589,473	4,592,326	4,457,094

	$6,317,037	$6,320,167	$6,131,775

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Revenues and income	$7,763,191	$7,754,702	$23,248,821	$22,985,551
Costs and expenses	7,550,703	7,554,460	22,670,569	22,494,250

Profit for the period	$212,488	$200,242	$578,252	$491,301

Profit attributable to the parent	$60,089	$56,504	$163,302	$138,663
Profit attributable to noncontrolling interests	152,399	143,738	414,950	352,638

Profit for the period	$212,488	$200,242	$578,252	$491,301

Other comprehensive income (loss) attributable to the parent	$(4,167)	$2,246	$(3,767)	$4,120
Other comprehensive income (loss) attributable to noncontrolling interests	(10,621)	4,938	(9,602)	9,826

Other comprehensive income (loss) for the period	$(14,788)	$7,184	$(13,369)	$13,946

Total comprehensive income attributable to the parent	$55,922	$58,750	$159,535	$142,783
Total comprehensive income attributable to noncontrolling interests	141,778	148,676	405,348	362,464

Total comprehensive income for the period	$197,700	$207,426	$564,883	$505,247

	Nine Months Ended September 30
	2023	2022
Net cash flow from operating activities	$1,460,396	$(441,020)
Net cash flow from investing activities	(39,220)	7,911
Net cash flow from financing activities	(797,885)	(749,010)
Effect of exchange rate changes on cash and cash equivalents	69	1,183

Net cash inflow (outflow)	$623,360	$(1,180,936)

Dividends paid to noncontrolling interests	$408,053	$370,957

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	September 30, 2023	December 31, 2022	September 30, 2022
Current assets	$3,716,185	$4,406,032	$4,209,343
Noncurrent assets	4,534,314	4,630,788	4,620,588
Current liabilities	(654,810)	(1,051,544)	(1,006,602)
Noncurrent liabilities	(19,782)	(25,975)	(30,224)

Equity	$7,575,907	$7,959,301	$7,793,105

Equity attributable to CHI	$2,576,214	$2,700,070	$2,641,101
Equity attributable to noncontrolling interests	4,999,693	5,259,231	5,152,004

	$7,575,907	$7,959,301	$7,793,105

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Revenues and income	$713,181	$1,252,384	$2,174,777	$3,295,035
Costs and expenses	709,848	1,029,234	2,181,399	2,710,230

Profit (loss) for the period	$3,333	$223,150	$(6,622)	$584,805

Profit attributable to CHI	$3,734	$78,520	$5,184	$202,972
Profit (loss) attributable to noncontrolling interests	(401)	144,630	(11,806)	381,833

Profit (loss) for the period	$3,333	$223,150	$(6,622)	$584,805

Other comprehensive income attributable to CHI	$3,865	$3,471	$2,911	$6,619
Other comprehensive income attributable to noncontrolling interests	7,420	4,857	5,588	10,898

Other comprehensive income for the period	$11,285	$8,328	$8,499	$17,517

Total comprehensive income attributable to CHI	$7,599	$81,991	$8,095	$209,591
Total comprehensive income (loss) attributable to noncontrolling interests	7,019	149,487	(6,218)	392,731

Total comprehensive income for the period	$14,618	$231,478	$1,877	$602,322

	Nine Months Ended September 30
	2023	2022
Net cash flow from operating activities	$65,252	$776,504
Net cash flow from investing activities	(213,340)	(894,036)
Net cash flow from financing activities	(401,873)	(379,523)
Effect of exchange rate changes on cash and cash equivalents	10,454	16,184

Net cash outflow	$(539,507)	$(480,871)

Dividends paid to noncontrolling interests	$253,320	$293,204

b.	Equity transactions with noncontrolling interests

IISI purchased shares of UTC in August 2023. Therefore, the Company’s ownership interest in UTC increased.

CHIEF issued new shares in March 2022 and December 2022, as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 33(a) for details.

CHTSC issued new shares in February 2022, May 2022, February 2023 and May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 33(b) for details.

CLPT issued new shares in May 2023 as its employees exercised options. Therefore, the Company’s ownership interest in CLPT decreased. See Note 33(c) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the nine months ended September 30, 2023 and 2022 was as follows:

	Nine Months Ended September 30, 2023
	CHTSC Share-Based Payment	CLPT Share-Based Payment	Purchasing UTC shares
Cash consideration received from (paid to) noncontrolling interests	$15,173	$874	$(41)
The proportionate share of the carrying amount of the net assets of the subsidiary transferred from (to) noncontrolling interests	(13,507)	(950)	37

Differences arising from equity transactions	$1,666	$(76)	$(4)

			(Continued )

	Nine Months Ended September 30, 2023
	CHTSC Share-Based Payment	CLPT Share-Based Payment	Purchasing UTC shares
Line items for equity transaction adjustments
Additional paid-in capital—arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	$—	$—	$(4)

Additional paid-in capital—arising from changes in equities of subsidiaries	$1,666	$(76)	$—

			(Concluded	)

Note: The proceeds from the new shares issued in February 2023 by CHTSC has been received in advance in December 2022.

	Nine Months Ended September 30, 2022
	CHIEF Share-Based Payment	CHTSC Share-Based Payment
Cash consideration received from noncontrolling interests	$27,317	$35,402
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(16,977)	(30,037)

Differences arising from equity transactions	$10,340	$5,365

Line items for equity transaction adjustments
Additional paid-in capital—arising from changes in equities of subsidiaries	$10,340	$5,365

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30, 2023	December 31, 2022	September 30, 2022
Investments in associates	$7,209,372	$7,146,174	$7,190,371
Investment in joint venture	9,543	9,677	9,805

	$7,218,915	$7,155,851	$7,200,176

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	September 30, 2023	December 31, 2022	September 30, 2022
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	$2,887,724	$3,173,309	$3,308,099

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	1,561,134	1,395,858	1,287,069
KingwayTek Technology Co., Ltd. (“KWT”)	263,737	267,125	267,235
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	535,735	558,532	510,379
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	398,753	296,501	271,400
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	380,970	246,815	337,008
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	260,978	277,776	296,821
So-net Entertainment Taiwan Limited (“So-net”)	233,296	228,184	231,136
WiAdvance Technology Corporation (“WATC”)	215,414	227,868	237,984
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	172,696	173,634	170,055
Taiwan International Ports Logistics Corporation (“TIPL”)	112,570	101,078	92,303
CHT Infinity Singapore Pte. Ltd. (“CISG”)	60,231	62,948	62,678
Click Force Co., Ltd. (“CF”)	40,458	40,932	40,147
Imedtac Co., Ltd. (“IME”)	36,216	40,866	39,302
AgriTalk Technology Inc. (“ATT”)	31,523	34,738	16,824
Baohwa Trust Co., Ltd. (“BHT”)	10,710	13,267	15,362
Cornerstone Ventures Co., Ltd. (“CVC”)	7,227	6,743	6,569

	4,321,648	3,972,865	3,882,272

	$7,209,372	$7,146,174	$7,190,371

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	September 30, 2023	December 31, 2022	September 30, 2022
Material associate
Non-listed
Next Commercial Bank Co., Ltd. (“NCB”)	42	42	42
Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	23
Non-listed
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
WiAdvance Technology Corporation (“WATC”)	20	20	20
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	40	40
Click Force Co., Ltd. (“CF”)	49	49	49
Imedtac Co., Ltd. (“IME”)	7	7	7
AgriTalk Technology Inc. (“ATT”)	29	29	17
Baohwa Trust Co., Ltd. (“BHT”)	25	40	40
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49

Summarized financial information of NCB was set out below:

	September 30, 2023	December 31, 2022	September 30, 2022
Assets	$33,982,642	$33,540,595	$26,754,912
Liabilities	(27,016,961)	(25,882,268)	(18,771,203)

Equity	$6,965,681	$7,658,327	$7,983,709

			(Continued	)

	September 30, 2023	December 31, 2022	September 30, 2022
The percentage of ownership interest held by the Company	41.90%	41.90%	41.90%
Equity attributable to the Company	$2,918,620	$3,208,839	$3,345,174
Unrealized gain or loss from downstream transactions	(30,896)	(35,530)	(37,075)

The carrying amount of investment	$2,887,724	$3,173,309	$3,308,099

			(Concluded )

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Net revenues (losses)	$29,381	$(33,088)	$21,270	$(17,063)

Net loss for the period	$(234,830)	$(274,986)	$(695,197)	$(666,385)
Other comprehensive income (loss)	140	(12,737)	2,551	(22,373)

Total comprehensive loss for the period	$(234,690)	$(287,723)	$(692,646)	$(688,758)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
The Company’s share of profits	$212,754	$198,867	$626,260	$675,618
The Company’s share of other comprehensive income	3,911	10,667	12,673	17,815

The Company’s share of total comprehensive income	$216,665	$209,534	$638,933	$693,433

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
SNI	$4,335,417	$3,299,228	$2,818,436

KWT	$1,001,396	$804,187	$769,305

The Company invested $20,000 thousand and obtained 40.00% ownership interest in BHT in March 2022. BHT mainly engages in VR integration and AIoT security services. The Company did not participate in the capital increase of BHT in September 2023. Therefore, the Company’s ownership interest in BHT decreased to 25.00% as of September 30, 2023.

WATC issued new shares in March 2022, October 2022, April 2023 and September 2023 as its employees exercised option. Therefore, the Company’s ownership interest in WATC decreased to 20.08%, 20.05% and 19.54% as of September 30, 2022, December 31, 2022, and September 30, 2023, respectively.

The Company subscribed for all the shares in the capital increase of ATT in November 2022. Therefore, the Company’s ownership interest in ATT increased to 29.33% as of December 31, 2022.

STS reduced its capital by $340,182 thousand in April 2022. The Company’s ownership interest in STS remained the same.

The Company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company invested and obtained 6.74% ownership interest in IME. However, as the Company continues to control one out of five seats of the Board of Directors of IME and has significant influence over IME. Therefore, the Company recognized IME as an investment in associate.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount			% of Ownership Interests and Voting Rights
Name of Joint Venture	September 30, 2023	December 31, 2022	September 30, 2022	September 30, 2023	December 31, 2022	September 30, 2022
Non-listed
Chunghwa SEA Holdings (“CHT SEA”)	$9,543	$9,677	$9,805	51%	51%	51%

The Company invested and established a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
The Company’s share of loss	$(44)	$(36)	$(134)	$(128)
The Company’s share of other comprehensive income	—	—	—	—

The Company’s share of total comprehensive loss	$(44)	$(36)	$(134)	$(128)

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	September 30, 2023	December 31, 2022	September 30, 2022
Assets used by the Company	$280,630,726	$285,328,919	$278,829,751
Assets subject to operating leases	6,576,796	6,198,991	7,471,245

	$287,207,522	$291,527,910	$286,300,996

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2022	$102,644,714	$1,661,628	$71,358,036	$11,217,048	$713,534,222	$3,927,337	$10,808,873	$10,786,149	$925,938,007
Additions	462,475	—	118,639	53,815	103,160	1,196	122,671	17,830,963	18,692,919
Disposal	—	(6,042)	(6,747)	(497,952)	(15,206,441)	(62,490)	(233,313)	—	(16,012,985)
Effect of foreign exchange differences	—	—	—	195	267,844	148	4,661	23,959	296,807
Others	(184,155)	13,488	(66,459)	278,206	17,479,259	682	379,671	(18,262,707)	(362,015)

Balance on September 30, 2022	$102,923,034	$1,669,074	$71,403,469	$11,051,312	$716,178,044	$3,866,873	$11,082,563	$10,378,364	$928,552,733

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,441,612)	$(30,577,570)	$(9,632,046)	$(590,533,289)	$(3,698,978)	$(8,205,324)	$—	$(644,088,819)
Depreciation expenses	—	(29,472)	(1,075,534)	(548,925)	(19,241,381)	(57,410)	(559,693)	—	(21,512,415)
Disposal	—	6,042	6,747	497,685	15,198,552	62,490	229,987	—	16,001,503
Effect of foreign exchange differences	—	—	—	(191)	(142,480)	(46)	(2,983)	—	(145,700)
Others	—	—	66,893	(3,622)	(22,445)	(286)	(18,091)	—	22,449

Balance on September 30, 2022	$—	$(1,465,042)	$(31,579,464)	$(9,687,099)	$(594,741,043)	$(3,694,230)	$(8,556,104)	$—	$(649,722,982)

Balance on January 1, 2022, net	$102,644,714	$220,016	$40,780,466	$1,585,002	$123,000,933	$228,359	$2,603,549	$10,786,149	$281,849,188

Balance on September 30, 2022, net	$102,923,034	$204,032	$39,824,005	$1,364,213	$121,437,001	$172,643	$2,526,459	$10,378,364	$278,829,751

Cost
Balance on January 1, 2023	$103,663,528	$1,675,255	$72,529,774	$11,088,877	$720,068,323	$3,971,039	$11,467,527	$14,427,497	$938,891,820
Additions	98,577	—	23,022	79,627	73,310	2,848	140,109	17,181,507	17,599,000
Disposal	(1,672)	—	—	(804,037)	(17,349,675)	(90,298)	(273,799)	—	(18,519,481)
Effect of foreign exchange differences	—	—	—	31	104,254	43	4,731	9,590	118,649
Others	(734,134)	18,229	75,522	301,334	17,602,834	17,699	567,101	(18,522,819)	(674,234)

Balance on September 30, 2023	$103,026,299	$1,693,484	$72,628,318	$10,665,832	$720,499,046	$3,901,331	$11,905,669	$13,095,775	$937,415,754

									(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,474,085)	$(32,263,200)	$(9,553,580)	$(597,957,285)	$(3,672,728)	$(8,642,023)	$—	$(653,562,901)
Depreciation expenses	—	(25,513)	(1,094,215)	(511,935)	(19,283,431)	(66,801)	(595,645)	—	(21,577,540)
Disposal	—	—	—	803,617	17,340,152	90,206	269,370	—	18,503,345
Effect of foreign exchange differences	—	—	—	(31)	(61,466)	8	(1,858)	—	(63,347)
Others	—	—	(29,600)	(17,512)	(44,027)	(387)	6,941	—	(84,585)

Balance on September 30, 2023	$—	$(1,499,598)	$(33,387,015)	$(9,279,441)	$(600,006,057)	$(3,649,702)	$(8,963,215)	$—	$(656,785,028)

Balance on January 1, 2023, net	$103,663,528	$201,170	$40,266,574	$1,535,297	$122,111,038	$298,311	$2,825,504	$14,427,497	$285,328,919

Balance on September 30, 2023, net	$103,026,299	$193,886	$39,241,303	$1,386,391	$120,492,989	$251,629	$2,942,454	$13,095,775	$280,630,726

									(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the nine months ended September 30, 2023 and 2022.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	20~60 years
Other building facilities	3~15 years
Computer equipment	2~8 years
Telecommunications equipment
Telecommunication circuits	2~30 years
Telecommunication machinery and antennas equipment	2~30 years
Transportation equipment	2~10 years
Miscellaneous equipment
Leasehold improvements	1~18 years
Mechanical and air conditioner equipment	3~16 years
Others	1~15 years

b.	Assets subject to operating leases

	Land	Buildings	Total
Cost
Balance on January 1, 2022	$4,808,926	$4,133,989	$8,942,915
Others	301,857	(36,154)	265,703

Balance on September 30, 2022	$5,110,783	$4,097,835	$9,208,618

Accumulated depreciation and impairment
Balance on January 1, 2022	$—	$(1,691,642)	$(1,691,642)
Depreciation expenses	—	(57,127)	(57,127)
Others	—	11,396	11,396

Balance on September 30, 2022	$—	$(1,737,373)	$(1,737,373)

Balance on January 1, 2022, net	$4,808,926	$2,442,347	$7,251,273

Balance on September 30, 2022, net	$5,110,783	$2,360,462	$7,471,245

			(Continued )

	Land	Buildings	Total
Cost
Balance on January 1, 2023	$4,376,196	$3,185,097	$7,561,293
Additions	—	3,979	3,979
Others	407,478	(74,287)	333,191

Balance on September 30, 2023	$4,783,674	$3,114,789	$7,898,463

Accumulated depreciation and impairment
Balance on January 1, 2023	$—	$(1,362,302)	$(1,362,302)
Depreciation expenses	—	(40,201)	(40,201)
Others	—	80,836	80,836

Balance on September 30, 2023	$—	$(1,321,667)	$(1,321,667)

Balance on January 1, 2023, net	$4,376,196	$1,822,795	$6,198,991

Balance on September 30, 2023, net	$4,783,674	$1,793,122	$6,576,796
			(Concluded )

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Year 1	$380,291	$389,376	$374,477
Year 2	273,068	280,705	279,078
Year 3	209,739	211,059	199,293
Year 4	175,873	176,548	166,701
Year 5	147,253	149,434	142,391
Onwards	1,044,067	1,122,237	1,128,833

	$2,230,291	$2,329,359	$2,290,773

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35~60 years
Other building facilities	3~15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	September 30, 2023	December 31, 2022	September 30, 2022
Land and buildings
Handsets base stations	$7,479,532	$7,175,277	$7,108,132
Others	1,726,000	1,726,510	1,843,737
Equipment	1,981,126	2,200,762	2,282,289

	$11,186,658	$11,102,549	$11,234,158

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Additions to right-of-use assets			$3,297,072	$3,335,259

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$738,223	$715,367	$2,195,165	$2,137,829
Others	193,942	191,824	591,635	580,566
Equipment	86,811	92,157	258,906	262,426

	$1,018,976	$999,348	$3,045,706	$2,980,821

The Company did not have significant sublease or impairment of right-of-use assets for the nine months ended September 30, 2023 and 2022.

b.	Lease liabilities

	September 30, 2023	December 31, 2022	September 30, 2022
Lease liabilities
Current	$3,455,460	$3,338,813	$3,216,442
Noncurrent	7,417,147	7,333,694	7,345,934

	$10,872,607	$10,672,507	$10,562,376

Ranges of discount rates for lease liabilities were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Land and buildings
Handsets base stations	0.37%~1.84%	0.37%~1.71%	0.37%~1.62%
Others	0.37%~9.00%	0.37%~9.00%	0.37%~9.00%
Equipment	0.37%~3.50%	0.37%~2.99%	0.37%~2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Expenses relating to low-value asset leases	$2,047	$2,268	$6,514	$6,465

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,931	$2,418	$5,171	$6,047

Total cash outflow for leases			$3,025,344	$3,059,350

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2022	$10,662,596
Additions	18,333
Reclassification	99,099

Balance on September 30, 2022	$10,780,028

	(Continued	)

Accumulated depreciation and impairment
Balance on January 1, 2022	$(999,958)
Depreciation expense	(32,690)
Reclassification	(39,922)

Balance on September 30, 2022	$(1,072,570)

Balance on January 1, 2022, net	$9,662,638

Balance on September 30, 2022, net	$9,707,458

Cost
Balance on January 1, 2023	$10,780,029
Additions	48,283
Reclassification	327,724

Balance on September 30, 2023	$11,156,036

Accumulated depreciation and impairment
Balance on January 1, 2023	$(976,168)
Depreciation expense	(33,193)

Balance on September 30, 2023	$(1,009,361)

Balance on January 1, 2023, net	$9,803,861

Balance on September 30, 2023, net	$10,146,675

(Concluded )

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10~30 years
Buildings
Main buildings	35~60 years
Other building facilities	4~10 years

The fair values of the Company’s investment properties as of December 31, 2022 and 2021 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of September 30, 2023 and 2022 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Fair value	$25,033,169	$26,861,591	$25,547,766

Overall capital interest rate	1.31%~4.91%	1.31%~4.91%	0.91%~3.05%
Profit margin ratio	8%~20%	8%~20%	8%~20%
Discount rate	—	—	—
Capitalization rate	0.23%~2.16%	0.23%~2.16%	0.53%~2.11%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Year 1	$165,412	$118,370	$119,207
Year 2	160,817	99,077	100,678
Year 3	138,828	89,821	90,632
Year 4	110,867	69,934	71,200
Year 5	84,328	43,608	47,520
Onwards	455,576	149,168	158,042

	$1,115,828	$569,978	$587,279

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2022	$108,338,000	$3,202,901	$291,206	$412,477	$112,244,584
Additions-acquired separately	1,625,431	176,045	—	8,680	1,810,156
Disposal	—	(315,902)	—	(962)	(316,864)
Effect of foreign exchange differences	—	206	—	5	211
Others	—	1,083	—	—	1,083

Balance on September 30, 2022	$109,963,431	$3,064,333	$291,206	$420,200	$113,739,170

Accumulated amortization and impairment
Balance on January 1, 2022	$(25,517,753)	$(2,529,941)	$(73,624)	$(178,183)	$(28,299,501)
Amortization expenses	(4,696,990)	(235,743)	—	(29,245)	(4,961,978)
Disposal	—	315,902	—	962	316,864
Effect of foreign exchange differences	—	(122)	—	—	(122)

Balance on September 30, 2022	$(30,214,743)	$(2,449,904)	$(73,624)	$(206,466)	$(32,944,737)

Balance on January 1, 2022, net	$82,820,247	$672,960	$217,582	$234,294	$83,945,083

Balance on September 30, 2022, net	$79,748,688	$614,429	$217,582	$213,734	$80,794,433

Cost
Balance on January 1, 2023	$109,963,431	$2,797,835	$291,206	$421,813	$113,474,285
Additions-acquired separately	—	110,872	—	4,206	115,078
Disposal	—	(149,411)	—	(5,964)	(155,375)
Effect of foreign exchange differences	—	(42)	—	(7)	(49)
Others	—	2,318	—	—	2,318

Balance on September 30, 2023	$109,963,431	$2,761,572	$291,206	$420,048	$113,436,257

Accumulated amortization and impairment
Balance on January 1, 2023	$(31,812,278)	$(2,176,234)	$(73,624)	$(225,062)	$(34,287,198)
Amortization expenses	(4,792,604)	(209,195)	—	(25,542)	(5,027,341)
Disposal	—	149,411	—	5,964	155,375

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total
Effect of foreign exchange differences	$—	$71	$—	$4	$75
Others	—	(508)	—	—	(508)

Balance on September 30, 2023	$(36,604,882)	$(2,236,455)	$(73,624)	$(244,636)	$(39,159,597)

Balance on January 1, 2023, net	$78,151,153	$621,601	$217,582	$196,751	$79,187,087

Balance on September 30, 2023, net	$73,358,549	$525,117	$217,582	$175,412	$74,276,660

(Concluded)

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The aforementioned tax-excluded transaction amount was $1,800,113 thousand included in intangible assets- mobile broadband concession and other assets- spare parts, respectively. The transaction was approved by the related authority in May 2022 and completed in July 2022.

The concessions are granted and issued by the National Communications Commission (“NCC”). The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	September 30, 2023	December 31, 2022	September 30, 2022
Spare parts	$3,742,173	$3,379,837	$3,785,377
Refundable deposits	1,925,987	1,964,648	1,869,499
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,223,771	1,916,562	1,977,814

	$8,891,931	$8,261,047	$8,632,690

Current
Spare parts	$3,742,173	$3,379,837	$3,785,377
Others	462,875	175,586	222,510

	$4,205,048	$3,555,423	$4,007,887

Noncurrent
Refundable deposits	$1,925,987	$1,964,648	$1,869,499
Other financial assets	1,000,000	1,000,000	1,000,000
Others	1,760,896	1,740,976	1,755,304

	$4,686,883	$4,705,624	$4,624,803

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

September 30, 2023

Hedging Instruments			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 273,456 / EUR 8,000	2023.12	$34.18	Hedging financial assets (liabilities)	$—	$3,535	$(16,426)

	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items		Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$16,426	$(3,535)	$—

December 31, 2022

Hedging Instruments			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 423,024 /EUR 13,350	2023.03	$31.69	Hedging financial assets (liabilities)	$12,891	$—	$21,177

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(21,177)	$12,891	$—

September 30, 2022

Hedging Instruments		Notional Amount		Forward	Line Item in Balance	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
	Currency	(In Thousands)	Maturity	Rate	Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	NT$/EUR	NT$ 425,012 /EUR 14,000	2022.12	$30.36	Hedging financial assets (liabilities)	$12,752	$—	$21,038

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$(21,038)	$12,752	$—

Nine months ended September 30, 2023

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(16,426)	$—	—	$35,437 Construction in progress and equipment to be accepted	$	— Other gains and losses

Nine months ended September 30, 2022

	Comprehensive Income			Reclassification from Equity to Assets and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to Assets and the Adjusted Line Item		Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$21,038	$—	—	$(14,253 Construction in progress and equipment to be accepted	)	$	— Other gains and losses

21.	SHORT-TERM LOANS

	September 30, 2023	December 31, 2022	September 30, 2022
Unsecured bank loans	$820,000	$722,000	$592,000

The annual interest rates of bank loans were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Unsecured bank loans	1.76%~3.36%	1.30%~3.19%	1.30%~3.06%

22.	LONG-TERM LOANS

	September 30, 2023	December 31, 2022	September 30, 2022
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000
Less: Current portion	(1,600,000)	—	—

	$—	$1,600,000	$1,600,000

The annual interest rates of bank loans were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Secured bank loans	1.91%	1.80%	1.30%

LED obtained a secured loan from Chang Hwa Bank with monthly interest payments. The contract will be due in September 2024.

23.	BONDS PAYABLE

	September 30, 2023	December 31, 2022	September 30, 2022
Unsecured domestic bonds	$30,500,000	$30,500,000	$30,500,000
Less: Discounts on bonds payable	(18,565)	(22,643)	(23,968)

	$30,481,435	$30,477,357	$30,476,032

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above
2022-1 (Sustainable Bond)	—	March 2022 to March 2027	3,500,000	0.69%	The same as above

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	September 30, 2023	December 31, 2022	September 30, 2022
Trade notes and accounts payable	$13,177,439	$16,428,856	$13,160,237

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	September 30, 2023	December 31, 2022	September 30, 2022
Accrued salary and compensation	$8,008,614	$10,409,299	$8,112,367
Accrued compensation to employees and remuneration to directors and supervisors	1,749,740	2,143,523	1,800,357
Amounts collected for others	1,588,921	1,596,341	1,772,059
Payables to contractors	1,402,876	2,571,376	1,593,842
Payables to equipment suppliers	1,127,154	1,278,738	965,129
Accrued maintenance costs	1,064,133	1,060,534	879,479
Others	6,208,959	6,020,149	5,772,519

	$21,150,397	$25,079,960	$20,895,752

26.	PROVISIONS

	September 30, 2023	December 31, 2022	September 30, 2022
Employee benefits	$381,034	$64,776	$67,414
Warranties	229,339	235,308	216,743
Onerous contracts	191,531	95,201	95,199
Others	3,067	3,767	3,767

	$804,971	$399,052	$383,123

Current	$324,368	$226,019	$225,903
Noncurrent	480,603	173,033	157,220

	$804,971	$399,052	$383,123

	Employee Benefits	Warranties	Onerous Contracts	Others	Total
Balance on January 1, 2022	$62,833	$213,537	$146,541	$3,767	$426,678
Additional / (reversal of) provisions recognized	4,851	68,188	(51,342)	—	21,697
Used / forfeited during the period	(270)	(65,013)	—	—	(65,283)
Effect of foreign exchange differences	—	31	—	—	31

Balance on September 30, 2022	$67,414	$216,743	$95,199	$3,767	$383,123

Balance on January 1, 2023	$64,776	$235,308	$95,201	$3,767	$399,052
Additional / (reversal of) provisions recognized	317,224	53,868	46,330	(700)	416,722
Used / forfeited during the period	(966)	(59,844)	—	—	(60,810)
Reclassification	—	—	50,000	—	50,000
Effect of foreign exchange differences	—	7	—	—	7

Balance on September 30, 2023	$381,034	$229,339	$191,531	$3,067	$804,971

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.
c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2022 and 2021 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Operating costs	$120,931	$140,170	$367,182	$424,388
Marketing expenses	85,043	90,608	249,242	270,214
General and administrative expenses	18,915	21,772	57,995	64,015
Research and development expenses	8,930	9,241	26,444	27,356

	$233,819	$261,791	$700,863	$785,973

28.	EQUITY

a.	Share capital

1)	Common stocks

	September 30, 2023	December 31, 2022	September 30, 2022
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of September 30, 2023, the outstanding ADSs were 190,659 thousand common stocks, which equaled 19,066 thousand units and represented 2.46% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the nine months ended September 30, 2023 and 2022 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received or Paid and Carrying Amount of the Subsidiaries’ Net Assets during Actual Disposal or Acquisition	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2022	$147,329,386	$186,391	$2,104,672	$987,611	$23,487	$20,648,078	$171,279,625
Unclaimed dividend	—	—	—	—	1,632	—	1,632
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(1,159)	—	—	—	—	(1,159)
Share-based payment transactions of subsidiaries	—	—	15,705	—	—	—	15,705

Balance on September 30, 2022	$147,329,386	$185,232	$2,120,377	$987,611	$25,119	$20,648,078	$171,295,803

Balance on January 1, 2023	$147,329,386	$173,672	$2,137,032	$987,611	$25,119	$20,648,078	$171,300,898
Unclaimed dividend	—	—	—	—	2,217	—	2,217
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	4,624	—	—	—	—	4,624
Actual acquisition of interests in subsidiaries	—	—	—	(4)	—	—	(4)
Share-based payment transactions of subsidiaries	—	—	1,590	—	—	—	1,590

Balance on September 30, 2023	$147,329,386	$178,296	$2,138,622	$987,607	$27,336	$20,648,078	$171,309,325

Additional paid-in capital from share premium, donated capital and the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between the consideration received or paid and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2022 and 2021 earnings of Chunghwa approved by the stockholders in their meetings on May 26, 2023 and May 27, 2022 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2022	For Fiscal Year 2021	For Fiscal Year 2022	For Fiscal Year 2021
Provision for (reversal of) special reserve	$(185,066)	$408,150
Cash dividends	36,475,514	35,746,314	$4.702	$4.608

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Nine Months Ended September 30
	2023	2022
Beginning balance	$(124,762)	$(7,588)
Recognized for the period
Unrealized gain or loss Equity instruments	551,698	(102,323)
Share of loss of associates and joint ventures accounted for using equity method	(1,555)	(6,992)

Ending balance	$425,381	$(116,903)

e.	Noncontrolling interests

	Nine Months Ended September 30
	2023	2022
Beginning balance	$12,599,541	$11,927,604
Shares attributed to noncontrolling interests
Net income for the period	800,076	1,126,929
Exchange differences arising from the translation of the foreign operations	(3,908)	32,372
Unrealized gain or loss on financial assets at FVOCI	(3,884)	(25,665)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	2,661	6,588
Cash dividends distributed by subsidiaries	(1,091,670)	(1,053,240)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	1,588	(51)
Actual acquisition of interests in subsidiaries	(37)	—
Share-based payment transactions of subsidiaries	21,793	59,370
Net increase in noncontrolling interests	—	91,500

Ending balance	$12,326,160	$12,165,407

29.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Revenue from contracts with customers	$53,117,356	$52,723,050	$159,140,403	$155,594,467

Other revenues
Rental income	281,595	273,813	835,515	759,477
Government grants income	212,448	466,103	1,216,931	741,682
Others	46,547	44,845	139,653	142,634

	540,590	784,761	2,192,099	1,643,793

	$53,657,946	$53,507,811	$161,332,502	$157,238,260

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Material Accounting Policy Information to the consolidated financial statements for the year ended December 31, 2022 for details.

a.	Disaggregation of revenue

Please refer to Note 42 Segment Information for details.

b.	Contract balances

	September 30, 2023	December 31, 2022	September 30, 2022	January 1, 2022
Trade notes and accounts receivable (Note 9)	$23,514,962	$24,672,473	$22,278,929	$23,947,107

Contract assets
Products and service bundling	$8,782,628	$7,955,689	$7,636,305	$7,197,206
Others	1,490,435	1,255,584	1,051,141	982,688
Less: Loss allowance	(19,915)	(19,129)	(18,299)	(18,080)

	$10,253,148	$9,192,144	$8,669,147	$8,161,814

Current	$6,727,095	$6,055,343	$5,702,487	$5,554,070
Noncurrent	3,526,053	3,136,801	2,966,660	2,607,744

	$10,253,148	$9,192,144	$8,669,147	$8,161,814

Contract liabilities
Telecommunications business	$14,404,590	$14,081,316	$13,513,216	$13,143,598
Project business	6,918,616	6,586,384	6,738,247	5,435,268
Advance land receipts (Note 39)	301,150	—	—	—
Others	542,544	396,834	484,685	495,466

	$22,166,900	$21,064,534	$20,736,148	$19,074,332

Current	$14,287,322	$13,390,439	$13,611,671	$12,234,276
Noncurrent	7,879,578	7,674,095	7,124,477	6,840,056

	$22,166,900	$21,064,534	$20,736,148	$19,074,332

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	September 30, 2023	December 31, 2022	September 30, 2022
Current
Incremental costs of obtaining contracts	$95,066	$—	$—

Noncurrent
Incremental costs of obtaining contracts	$936,516	$979,914	$967,012

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. LED also believes the commissions paid for obtaining real estate sale contracts are expected to be recoverable; therefore, such costs were capitalized and classified as current by the operating cycle.

Amortization expenses for the three months and nine months ended September 30, 2023 were $213,325 thousand and $641,027 thousand, respectively. Amortization expenses for the three months and nine months ended September 30, 2022 were $210,224 thousand and $628,476 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Gain (loss) on disposal of property, plant and equipment, net	$(165)	$(1,571)	$1,462	$(6,013)

b.	Other income

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Dividend income	$4,944	$4,236	$167,112	$157,465
Rental income	18,941	19,629	56,772	58,796
Others	52,955	44,761	101,885	106,276

	$76,840	$68,626	$325,769	$322,537

c.	Other gains and losses

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$4,165	$(77,248)	$(84,184)	$(140,571)
Foreign currency exchange loss, net	(65,047)	(44,175)	(124,682)	(49,640)
Gain on disposal of financial instruments, net	—	9	—	726
Others	(15,075)	3,348	(19,852)	25,824

	$(75,957)	$(118,066)	$(228,718)	$(163,661)

d.	Interest expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Interest on bonds payable	$41,917	$41,895	$125,818	$119,523
Interest on lease liabilities	27,150	19,693	76,037	53,878
Interest paid to financial institutions	11,165	7,720	31,442	16,849
Others	5	4	13	14

	$80,237	$69,312	$233,310	$190,264

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Contract assets	$(348)	$(442)	$786	$219

Trade notes and accounts receivable	$4,341	$19,172	$81,721	$90,906

Other receivables	$10,345	$2,787	$2,640	$3,977

Inventories	$18,462	$9,049	$9,295	$71,839

f.	Depreciation and amortization expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Property, plant and equipment	$7,210,344	$7,218,310	$21,617,741	$21,569,542
Right-of-use assets	1,018,976	999,348	3,045,706	2,980,821
Investment properties	11,065	10,927	33,193	32,690
Intangible assets	1,672,925	1,687,252	5,027,341	4,961,978
Incremental costs of obtaining contracts	213,325	210,224	641,027	628,476

Total depreciation and amortization expenses	$10,126,635	$10,126,061	$30,365,008	$30,173,507

Depreciation expenses summarized by functions
Operating costs	$7,729,353	$7,716,971	$23,120,873	$23,060,543
Operating expenses	511,032	511,614	1,575,767	1,522,510

	$8,240,385	$8,228,585	$24,696,640	$24,583,053

				(Continued	)

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Amortization expenses summarized by functions
Operating costs	$1,841,393	$1,846,825	$5,528,967	$5,442,361
Marketing expenses	16,893	19,833	51,941	59,382
General and administrative expenses	16,529	18,214	51,691	51,709
Research and development expenses	11,435	12,604	35,769	37,002

	$1,886,250	$1,897,476	$5,668,368	$5,590,454

				(Concluded	)

g.	Employee benefit expenses

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Post-employment benefit
Defined contribution plans	$243,474	$217,106	$712,393	$634,279
Defined benefit plans	233,819	261,791	700,863	785,973

	477,293	478,897	1,413,256	1,420,252

Share-based payment
Equity-settled share—based payment	2,518	4,337	7,336	12,356

Other employee benefit (Note)	10,942,239	10,730,056	33,106,220	32,670,916

Total employee benefit expenses	$11,422,050	$11,213,290	$34,526,812	$34,103,524

Summary by functions
Operating costs	$5,384,045	$5,298,098	$16,363,691	$16,378,126
Operating expenses	6,038,005	5,915,192	18,163,121	17,725,398

	$11,422,050	$11,213,290	$34,526,812	$34,103,524

Note: Other	employee benefit mainly includes salaries, compensation and labor and health insurance expenses, etc.

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2022 and 2021 approved by the Board of Directors on February 24, 2023 and February 23, 2022, respectively, were as follows:

	Cash
	2022	2021
Compensation distributed to the employees	$1,498,374	$1,429,000
Remuneration paid to the directors	39,480	38,552

There was no difference between the initial accrued amounts recognized in 2022 and 2021 and the amounts approved by the Board of Directors in 2023 and 2022 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Current tax
Current tax expenses recognized for the period	$2,208,956	$2,434,206	$6,948,143	$7,034,949
Income tax on unappropriated earnings	—	—	10,808	30,379
Income tax adjustments on prior years	(7,142)	(319)	(42,271)	(118,926)
Others	4,324	4,981	5,091	5,965

	2,206,138	2,438,868	6,921,771	6,952,367

Deferred tax
Deferred tax expenses recognized for the period	51,869	(9,015)	177,546	77,665
Income tax adjustments on prior years	—	272	(1,392)	150,915

	51,869	(8,743)	176,154	228,580

Income tax recognized in profit or loss	$2,258,007	$2,430,125	$7,097,925	$7,180,947

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

b.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2021, except for 2020. Income tax returns of CHYP have been examined by the tax authorities through 2020. Income tax returns of CHSI, CHST, SENAO, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHI, CHPT, CHIEF, Unigate, SFD, SHE, CLPT, CHTSC, LED, HHI, IISI and UTC have been examined by the tax authorities through 2021.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Net income used to compute the basic earnings per share
Net income attributable to the parent	$9,094,604	$9,359,249	$28,659,133	$28,075,670
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(456)	(1,114)	(2,542)	(3,858)

Net income used to compute the diluted earnings per share	$9,094,148	$9,358,135	$28,656,591	$28,071,812

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	1,596	1,706	7,539	7,467

Weighted average number of common stocks used to compute the diluted earnings per share	7,759,043	7,759,153	7,764,986	7,764,914

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2020.09.16	2020.10.26	200.00	$171.70 (Original price $206.00)
2017.12.18	2018.10.31	50.00	$130.30 (Original price $147.00)
	2017.12.19	950.00	$124.70 (Original price $147.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the three months and nine months ended September 30, 2023 and 2022 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Granted on November 13, 2020	$1,393	$2,433	$4,181	$7,296
Granted on October 31, 2018	—	17	—	52

	$1,393	$2,450	$4,181	$7,348

CHIEF modified the plan terms of stock options granted on November 13, 2020 in July 2022 and August 2023; therefore, the exercise price changed from $199.70 to $193.50 and $171.70 per share, repectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in July 2022; therefore, the exercise price changed from $134.50 to $130.30 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in July 2022; therefore, the exercise price changed from $128.70 to $124.70 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the nine months ended September 30, 2023 and 2022 was as follows:

	Nine Months Ended September 30, 2023
	Granted on November 13, 2020
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	142.25	$193.50
Options forfeited	(1.50)	—

Options outstanding at end of the period	140.75	171.70

Options exercisable at end of the period	0.50	171.70

Weighted average remaining contractual life (years)	2.12

	Nine Months Ended September 30, 2022
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	194.00	$199.70	10.50	$134.50	213.25	$128.70
Options exercised	—	—	—	—	(212.25)	128.70

Options outstanding at end of the period	194.00	193.50	10.50	130.30	1.00	124.70

Options exercisable at end of the period	—	—	—	—	1.00	124.70

Weighted average remaining contractual life (years)	3.12		1.08		0.22

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017
Grant-date share price (NT$)	$356.00	$166.00	$95.92
Exercise price (NT$)	$206.00	$147.00	$147.00
Dividend yield	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%
Expected life	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2017 and 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the three months and nine months ended September 30, 2023 and 2022 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Granted on February 20, 2021	$449	$889	$1,345	$2,667
Granted on December 20, 2019	170	394	510	1,183

	$619	$1,283	$1,855	$3,850

Information about CHTSC’s outstanding stock options for the nine months ended September 30, 2023 and 2022 were as follows:

	Nine Months Ended September 30, 2023
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	2,343	$19.085	1,083	$19.085
Options exercised	(764)	19.085	(31)	19.085
Options forfeited	(46)	—	(41)	—

Options outstanding at end of the period	1,533	19.085	1,011	19.085

Options exercisable at end of the period	14	19.085	—	—

Weighted average remaining contractual life (years)	2.39		1.22

	Nine Months Ended September 30, 2022
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	3,324	$19.085	3,174	$19.085
Options exercised	(797)	19.085	(1,058)	19.085
Options forfeited	(136)	—	(42)	—

Options outstanding at end of the period	2,391	19.085	2,074	19.085

Options exercisable at end of the period	20	19.085	—	—

Weighted average remaining contractual life (years)	3.39		2.22

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019
Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690, 600 and 755 stock options on February 26, 2021, May 31, 2022 and September 26, 2023, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise prices are all $16.87 per share. The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options for the three months and nine months ended September 30, 2023 and 2022 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Granted on September 26, 2023	$148	$—	$148	$—
Granted on May 31, 2022	258	353	775	470
Granted on February 26, 2021	100	251	377	688

	$506	$604	$1,300	$1,158

CLPT modified the plan terms of stock options granted on September 26, 2023 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on May 31, 2022 in September 2023; therefore, the exercise price changed from $16.87 to $15.30 per share. The modification did not cause any incremental fair value granted.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2023; therefore, the exercise price changed from $15.90 to $14.40 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the nine months ended September 30, 2023 and 2022 was as follows:

	Nine Months Ended September 30, 2023
	Granted on September 26, 2023		Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	440	$16.87	510	$15.90
Options granted	755	16.87	—	—	—	—
Options exercised	—	—	—	—	(55)	15.90
Options forfeited	—	—	—	—	(15)	—

Options outstanding at end of the period	755	15.30	440	15.30	440	14.40

Options exercisable at end of the period	—	—	—	—	192	14.40

Weighted average remaining contractual life (years)	3.99		2.67		1.41

	Nine Months Ended September 30, 2022
	Granted on May 31, 2022		Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	—	$—	550	$15.90
Options granted	600	16.87	—	—
Options forfeited	—	—	(40)	—

Options outstanding at end of the period	600	16.87	510	15.90

Options exercisable at end of the period	—	—	—	—

Weighted average remaining contractual life (years)	3.67		2.41

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on September 26, 2023	Stock Options Granted on May 31, 2022	Stock Options Granted on February 26, 2021
Grant-date share price (NT$)	$28.43	$18.66	$17.63
Exercise price (NT$)	$16.87	$16.87	$16.87
Dividend yield	—	—	—
Risk-free interest rate	1.10%	0.98%	0.31%
Expected life	4 years	4 years	4 years
Expected volatility	31.99%	35.76%	35.22%
Weighted average fair value of grants (NT$)	$13,225	$5,665	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

34.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

Investing activities	Nine Months Ended September 30
	2023	2022
Additions of property, plant and equipment	$17,602,979	$18,692,919
Changes in other payables	1,275,682	1,526,232

Payments for acquisition of property, plant and equipment	$18,878,661	$20,219,151

Financing Activities

	Balance on January 1,	Cash Flows From Financing	Changes in Non-Cash Transactions		Cash Flows From Operation Activities —	Balance on September 30,
	2023	Activities	New Leases	Others	Interest Paid	2023
Lease liabilities	$10,672,507	$(2,937,622)	$3,297,072	$(83,313)	$(76,037)	$10,872,607

	Balance on January 1, 2022	Cash Flows From Financing Activities	Changes in Non-Cash Transactions		Cash Flows From Operation Activities —	Balance on September 30, 2022
			New Leases	Others	Interest Paid
Lease liabilities	$10,272,253	$(2,992,960)	$3,335,259	$1,702	$(53,878)	$10,562,376

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	September 30, 2023		December 31, 2022		September 30, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Financial liabilities measured at amortized cost
Bonds payable	$30,481,435	$30,464,554	$30,477,357	$30,452,475	$30,476,032	$30,448,420

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

September 30, 2023

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$411	$—	$—	$411
Non-listed stocks	—	—	798,967	798,967
Limited partnership	—	—	225,123	225,123
Film and drama investing agreement	—	—	28,242	28,242

	$411	$—	$1,052,332	$1,052,743

Financial assets at FVOCI
Listed stocks	$244,762	$—	$—	$244,762
Non-listed stocks	—	—	3,809,253	3,809,253

	$244,762	$—	$3,809,253	$4,054,015

Financial liabilities at FVTPL
Derivatives	$—	$2,485	$—	$2,485

Hedging financial liabilities	$—	$3,535	$—	$3,535

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,514	$—	$3,514
Listed stocks	439	—	—	439
Non-listed stocks	—	—	860,960	860,960
Limited partnership	—	—	135,121	135,121
Film and drama investing agreements	—	—	24,122	24,122

	$439	$3,514	$1,020,203	$1,024,156

Hedging financial assets	$—	$12,891	$—	$12,891

Financial assets at FVOCI
Listed stocks	$272,802	$—	$—	$272,802
Non-listed stocks	—	—	3,218,579	3,218,579

	$272,802	$—	$3,218,579	$3,491,381

September 30, 2022

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$3,771	$—	$3,771
Listed stocks	432	—	—	432
Non-listed stocks	—	—	920,695	920,695
Limited partnership	—	—	115,386	115,386
Film and drama investing agreement	—	—	14,633	14,633

	$432	$3,771	$1,050,714	$1,054,917

Hedging financial assets	$—	$12,752	$—	$12,752

Financial assets at FVOCI
Listed stocks	$261,138	$—	$—	$261,138
Non-listed stocks	—	—	3,222,880	3,222,880

	$261,138	$—	$3,222,880	$3,484,018

There were no transfers between Levels 1 and 2 for the nine months ended September 30, 2023 and 2022.

The reconciliations for financial assets measured at Level 3 were listed below:

Nine months ended September 30, 2023

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2023	$1,020,203	$3,218,579	$4,238,782
Acquisition	130,476	14,820	145,296
Recognized in profit or loss under “Other gains and losses”	(78,157)	—	(78,157)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	575,854	575,854
Proceeds from capital reduction of the investee and profit distribution	(20,190)	—	(20,190)

Balance on September 30, 2023	$1,052,332	$3,809,253	$4,861,585

Unrealized gain or loss for the nine months ended September 30, 2023	$(77,774)

Nine months ended September 30, 2022

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2022	$908,775	$3,157,306	$4,066,081
Acquisition	313,848	—	313,848
Recognized in profit or loss under “Other gains and losses”	(150,342)	—	(150,342)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	72,758	72,758
Proceeds from capital reduction of the investee	(21,567)	(7,184)	(28,751)

Balance on September 30, 2022	$1,050,714	$3,222,880	$4,273,594

Unrealized gain or loss for the nine months ended September 30, 2022	$(143,825)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments and film and drama investing agreements were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the investments, or using assets approach. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the discount rate would result in increases in the fair values.

	September 30, 2023	December 31, 2022	September 30, 2022
Discount for lack of marketability	14.09%~20.00%	14.09%~20.00%	16.05%~20.00%
Noncontrolling interests discount	17.29%~25.00%	17.29%~20.00%	17.29%~25.00%
Growth rate of long-term revenue	0.19%	0.19%	0.19%
Discount rate	7.24%~8.10%	7.20%~8.80%	7.24%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of Level 3 financial assets would increase (decrease) as below table.

	September 30, 2023	September 30, 2022
Discount for lack of marketability
5% increase	$(34,793)	$(33,521)

5% decrease	$34,793	$33,521

Noncontrolling interests discount
5% increase	$(22,858)	$(21,731)

5% decrease	$22,858	$21,731

Long-term revenue growth rates
0.1% increase	$33,733	$28,872

0.1% decrease	$(33,097)	$(28,319)

Discount rate
1% increase	$(386,464)	$(328,770)

1% decrease	$475,802	$405,971

Categories of Financial Instruments

	September 30, 2023	December 31, 2022	September 30, 2022
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$1,052,743	$1,024,156	$1,054,917
Hedging financial assets	—	12,891	12,752
Financial assets at amortized cost (Note a)	70,884,013	81,523,688	62,515,229
Financial assets at FVOCI	4,054,015	3,491,381	3,484,018
Financial liabilities
Measured at FVTPL
Held for trading	2,485	—	—
Hedging financial liabilities	3,535	—	—
Measured at amortized cost (Note b)	62,837,119	67,451,245	62,363,439

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans (including the current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

For details about the carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates, please refer to Note 40 Significant Assets and Liabilities Denominated in Foreign Currencies.

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Assets
EUR	$—	$16,405	$16,523
Liabilities
EUR	6,020	—	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR and SGD as listed in Note 40.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Nine Months Ended September 30
	2023	2022
Profit or loss
Monetary assets and liabilities (a)
USD	$67,311	$54,951
EUR	(37,286)	(26,250)
SGD	(49,422)	(75,128)
Derivatives (b)
EUR	11,869	6,252
Equity
Derivatives (c)
EUR	13,564	21,882

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Fair value interest rate risk
Financial assets	$29,347,838	$41,593,475	$26,407,199
Financial liabilities	41,354,042	41,149,864	41,038,408
Cash flow interest rate risk
Financial assets	12,076,181	9,631,079	8,033,546
Financial liabilities	2,420,000	2,322,000	2,192,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $24,140 thousand and $14,604 thousand for the nine months ended September 30, 2023 and 2022, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $51,225 thousand and $202,701 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2023. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $51,826 thousand and $174,201 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the nine months ended September 30, 2022.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

September 30, 2023

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,745,742	$—	$1,749,740	$5,198,556	$—	$39,694,038
Floating interest rate instruments	2.02	—	130,000	2,290,000	—	—	2,420,000
Fixed interest rate instruments	0.53	—	—	—	25,800,000	4,700,000	30,500,000

		$32,745,742	$130,000	$4,039,740	$30,998,556	$4,700,000	$72,614,038

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,461,372	$4,649,958	$2,364,475	$623,822	$11,099,627

December 31, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$39,904,488	$—	$2,143,523	$5,156,700	$—	$47,204,711
Floating interest rate instruments	1.79	—	300,000	422,000	1,600,000	—	2,322,000
Fixed interest rate instruments	0.53	—	—	—	21,700,000	8,800,000	30,500,000

		$39,904,488	$300,000	$2,565,523	$28,456,700	$8,800,000	$80,026,711

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,390,348	$4,445,772	$2,142,864	$869,994	$10,848,978

September 30, 2022

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,731,918	$—	$1,800,357	$5,075,856	$—	$39,608,131
Floating interest rate instruments	1.42	—	202,000	390,000	1,600,000	—	2,192,000
Fixed interest rate instruments	0.53	—	—	—	21,700,000	8,800,000	30,500,000

		$32,731,918	$202,000	$2,190,357	$28,375,856	$8,800,000	$72,300,131

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,268,826	$4,384,107	$2,082,345	$997,937	$10,733,215

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
September 30, 2023
Gross settled
Forward exchange contracts
Inflow	$—	$506,101	$—	$—	$506,101
Outflow	—	512,121	—	—	512,121

	$—	$(6,020)	$—	$—	$(6,020)

December 31, 2022
Gross settled
Forward exchange contracts
Inflow	$—	$501,175	$—	$—	$501,175
Outflow	—	484,770	—	—	484,770

	$—	$16,405	$—	$—	$16,405

September 30, 2022
Gross settled
Forward exchange contracts
Inflow	$—	$562,839	$—	$—	$562,839
Outflow	—	546,316	—	—	546,316

	$—	$16,523	$—	$—	$16,523

2) Financing facilities

	September 30, 2023	December 31, 2022	September 30, 2022
Facilities of unsecured bank loan
Amount used	$820,000	$722,000	$592,000
Amount unused	56,152,849	56,861,505	59,123,016

	$56,972,849	$57,583,505	$59,715,016

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	20,000	—	—

	$1,620,000	$1,600,000	$1,600,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, mobile services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate

So-net Entertainment Taiwan Limited	Associate

KKBOX Taiwan Co., Ltd.	Associate

KingwayTek Technology Co., Ltd.	Associate

Taiwan International Ports Logistics Corporation	Associate

Senao Networks, Inc.	Associate

EnGenius Networks Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.

EnRack Technology Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.

Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.

ST-2 Satellite Ventures Pte., Ltd.	Associate

CHT Infinity Singapore Pte. Ltd.	Associate

Viettel-CHT Co., Ltd.	Associate

PT. CHT Infinity Indonesia	Subsidiary of the Company’s associate, CHT Infinity Singapore Pte. Ltd.

Click Force Co., Ltd.	Associate

Chunghwa PChome Fund I Co., Ltd.	Associate

Cornerstone Ventures Co., Ltd.	Associate

Next Commercial Bank Co., Ltd.	Associate

WiAdvance Technology Corporation	Associate

AgriTalk Technology Inc.	Associate

Imedtac Co., Ltd.	Associate

Baohwa Trust Co., Ltd.	Associate

Chunghwa SEA Holdings	Joint venture

Other related parties

Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds

Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

Sochamp Technology Co., Ltd.	Investor of significant influence over CHST

Tsann Kuen Enterprise Co., Ltd.	Substantial related party of SENAO

E-Life Mall Co., Ltd.	Substantial related party of SENAO

Engenius Technologies Co., Ltd.	Substantial related party of SENAO

Cheng Keng Investment Co., Ltd.	Substantial related party of SENAO

Cheng Feng Investment Co., Ltd.	Substantial related party of SENAO

All Oriented Investment Co., Ltd.	Substantial related party of SENAO

(Continued)

Company	Relationship
Hwa Shun Investment Co., Ltd.	Substantial related party of SENAO

Yu Yu Investment Co., Ltd.	Substantial related party of SENAO

Kangsin Co., Ltd.	Substantial related party of SENAO

United Daily News Co., Ltd.	Investor of significant influence over SFD

Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

Advantech Co., Ltd.	Investor of significant influence over IISI

Z-Com, Inc.	Investor of significant influence over CHST

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Associates	$82,609	$135,613	$271,671	$286,029
Others	16,774	19,991	44,250	45,244

	$99,383	$155,604	$315,921	$331,273

	Operating Costs and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Associates	$342,891	$450,864	$835,898	$829,737
Others	6,201	4,338	67,868	73,803

	$349,092	$455,202	$903,766	$903,540

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Associates	$9,463	$9,367	$28,286	$27,683
Others	284	189	961	668

	$9,747	$9,556	$29,247	$28,351

3)	Receivables

	September 30, 2023	December 31, 2022	September 30, 2022
Associates	$102,692	$70,091	$101,251
Others	8,502	4,970	5,865

	$111,194	$75,061	$107,116

4)	Payables

	September 30, 2023	December 31, 2022	September 30, 2022
Associates	$162,229	$534,515	$472,689
Others	5,417	4,679	3,597

	$167,646	$539,194	$476,286

5)	Customers’ deposits

	September 30, 2023	December 31, 2022	September 30, 2022
Associates	$18,895	$68,942	$34,167
Others	284	284	284

	$19,179	$69,226	$34,451

6)	Acquisition of property, plant and equipment

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Associates	$—	$4,838	$53,983	$4,838

7)	Acquisition of intangible assets

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Associates	$—	$—	$—	$677

8)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation in 2021. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022
Lease liabilities—current	$199,311	$193,805	$188,130
Lease liabilities—noncurrent	1,667,146	1,760,815	1,754,368

	$1,866,457	$1,954,620	$1,942,498

The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2023 were $1,999 thousand and $6,049 thousand, respectively. The interest expense recognized for the aforementioned lease liabilities for the three months and nine months ended September 30, 2022 were $2,033 thousand and $6,096 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Short-term employee benefits	$84,117	$38,484	$263,495	$251,797
Post-employment benefits	2,130	1,764	24,074	5,340
Share-based payment	409	402	884	1,204

	$86,656	$40,650	$288,453	$258,341

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, customs duties of the imported materials, and warranties of contract performance, the bank deposits for the restricted purpose in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act, or the trust account LED entrusts to Land Bank of Taiwan for fund control and property rights management.

	September 30, 2023	December 31, 2022	September 30, 2022
Property, plant and equipment	$2,476,213	$2,402,781	$2,410,160
Restricted assets (included in other assets—others)	386,723	131,136	127,892

	$2,862,936	$2,533,917	$2,538,052

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of September 30, 2023 were as follows:

a.	Acquisitions of land and buildings of $49,677 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $28,991,396 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets—noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa signed a contract, the ST-2 Satellite Succession Plan, with Singapore Telecommunications Limited, for a total transaction price of EUR 177,000 thousand and SGD 51,000 thousand. As of September 30, 2023, Chunghwa had paid the amount of EUR 40,710 thousand (classified as prepayments—noncurrent).

g.	LED has signed the land presale contracts amounting to $3,242,557 thousand and has received $301,150 thousand in accordance with the contracts (classified as contract liabilities—current).

40.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	September 30, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$75,219	32.27	$2,427,312
EUR	7,419	33.91	251,579
SGD	40,064	23.53	942,704
Non-monetary items
Investments accounted for using equity method
SGD	16,191	23.53	380,970
VND	410,524,685	0.0013	535,735
			(Continued	)

	September 30, 2023
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$33,502	32.27	$1,081,101
EUR	29,410	33.91	997,293
SGD	82,071	23.53	1,931,140
			(Concluded	)

	December 31, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$76,675	30.71	$2,354,691
EUR	2,740	32.72	89,645
SGD	27,384	22.88	626,538
Non-monetary items
Investments accounted for using equity method
SGD	10,787	22.88	246,815
VND	434,655,397	0.0013	558,532
Liabilities denominated in foreign currencies
Monetary items
USD	27,753	30.71	852,302
EUR	26,750	32.72	875,256
SGD	87,861	22.88	2,010,250

	September 30, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$63,637	31.75	$2,020,473
EUR	2,665	31.26	83,311
SGD	22,188	22.21	492,790
Non-monetary items
Investments accounted for using equity method
SGD	15,174	22.21	337,008
VND	388,121,058	0.0013	510,379
			(Continued	)

	September 30, 2022
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Liabilities denominated in foreign currencies
Monetary items
USD	$29,022	31.75	$921,450
EUR	19,460	31.26	608,312
SGD	89,840	22.21	1,995,352
			(Concluded	)

The unrealized foreign currency exchange gains were $14,141 thousand and $25,269 thousand for the three months ended September 30, 2023 and 2022, respectively. The unrealized foreign currency exchange gains were $39,081 thousand and $66,012 thousand for the nine months ended September 30, 2023 and 2022, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

41.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 5.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investments in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 7.

m.	Information of main stakeholders: Please see Table 8.

42.	SEGMENT INFORMATION

In response to changes in the operating environment and new business challenges, the Company launched its organizational transformation and redesigned the operational decision-making processes and the performance assessment under the new structure. The aforementioned organizational transformation was effective from January 1, 2022. The Company redefined the reportable segments as “Consumer Business”, “Enterprise Business”, “International Business” and “Others”. The reportable segments are managed separately because each segment represents a strategic business unit that serves different customers. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) the type or class of customer for the telecommunications products and services are similar; (b) the nature of the telecommunications products and services are similar; and (c) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Consumer Business	Enterprise Business	International Business	Others	Total
Three months ended September 30, 2023
Revenues
From external customers	$33,737,840	$16,616,893	$2,337,773	$965,440	$53,657,946
Intersegment revenues	612,561	322,646	271,376	101,607	1,308,190

Segment revenues	$34,350,401	$16,939,539	$2,609,149	$1,067,047	54,966,136

Intersegment elimination					(1,308,190)

Consolidated revenues					$53,657,946

Segment income before income tax	$7,247,401	$3,434,184	$544,099	$411,797	$11,637,481

Nine months ended September 30, 2023
Revenues
From external customers	$100,552,394	$51,264,214	$6,633,864	$2,882,030	$161,332,502
Intersegment revenues	1,819,088	810,376	731,338	284,312	3,645,114

Segment revenues	$102,371,482	$52,074,590	$7,365,202	$3,166,342	164,977,616

Intersegment elimination					(3,645,114)

Consolidated revenues					$161,332,502

Segment income before income tax	$22,570,396	$10,868,406	$1,607,979	$1,510,353	$36,557,134

Three months ended September 30, 2022
Revenues
From external customers	$32,834,085	$17,385,725	$1,801,094	$1,486,907	$53,507,811
Intersegment revenues	544,663	181,493	240,377	87,792	1,054,325

Segment revenues	$33,378,748	$17,567,218	$2,041,471	$1,574,699	54,562,136

Intersegment elimination					(1,054,325)

Consolidated revenues					$53,507,811

Segment income before income tax	$7,385,590	$3,889,978	$564,560	$366,127	$12,206,255

(Continued)

	Consumer Business	Enterprise Business	International Business	Others	Total
Nine months ended September 30, 2022
Revenues
From external customers	$97,074,198	$50,949,153	$5,273,664	$3,941,245	$157,238,260
Intersegment revenues	1,469,839	618,077	615,351	254,847	2,958,114

Segment revenues	$98,544,037	$51,567,230	$5,889,015	$4,196,092	160,196,374

Intersegment elimination					(2,958,114)

Consolidated revenues					$157,238,260

Segment income before income tax	$21,722,915	$11,645,050	$1,627,634	$1,387,947	$36,383,546

(Concluded)

Main Products and Service Revenues

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022
Consumer Business
Mobile services	$13,934,444	$13,048,474	$41,122,870	$38,511,014
Fixed-line services	10,652,262	10,730,125	31,894,985	32,056,360
Sales	8,562,798	8,316,824	25,782,712	24,785,402
Others	588,336	738,662	1,751,827	1,721,422

	33,737,840	32,834,085	100,552,394	97,074,198

Enterprise Business
Fixed-line services	8,492,662	8,705,661	25,439,643	25,866,237
ICT business	4,924,918	5,254,336	15,566,348	15,322,689
Mobile services	2,289,641	2,223,347	6,782,391	6,675,099
Others	909,672	1,202,381	3,475,832	3,085,128

	16,616,893	17,385,725	51,264,214	50,949,153

International Business
Fixed-line services	1,294,655	1,224,153	3,996,547	3,709,200
ICT business	733,167	363,894	1,843,133	1,111,653
Others	309,951	213,047	794,184	452,811

	2,337,773	1,801,094	6,633,864	5,273,664

Others
Sales	743,065	1,278,138	2,225,042	3,364,893
Others	222,375	208,769	656,988	576,352

	965,440	1,486,907	2,882,030	3,941,245

	$53,657,946	$53,507,811	$161,332,502	$157,238,260

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$630,612	$300,000	$300,000	$300,000	$—	4.76	$3,153,064	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	630,612	200,000	200,000	200,000	—	3.17	3,153,064	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,532,961	12	$3,532,961	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL–noncurrent	—	83,439	4	83,439	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,255	17	17,255	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	8,816	2	8,816	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,314	2	4,314	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL–noncurrent	555,600	524,623	13	524,623	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	142,198	19.9	142,198	—
	TOP TAIWAN XIV VENTURE CAPITAL CO., LTD.	—	Financial assets at FVTPL–noncurrent	20,000	190,905	9	190,905	—
	Limited partnership
	Taiwania Capital Buffalo Fund VI, L.P.	—	Financial assets at FVTPL–noncurrent	—	188,074	10	188,074	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,925	9	9,925	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	1,204	10	1,204	—
	WPG Holdings Limited	—	Financial assets at FVTPL—current	9	411	—	411	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	96,482	—	96,482	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	361	15,920	—	15,920	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	61,668	11	61,668	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,309	54,723	6	54,723	Note 2
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL–noncurrent	—	37,049	3	37,049	—
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	77,637	1	77,637	Note 2
	ioNetworks Inc.	—	Financial assets at FVOCI	107	14,820	2	14,820	—
CHT Security Co., Ltd.	Stocks
	TXOne Networks Inc.	—	Financial assets at FVOCI	91	16,092	—	16,092	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on the last trading day of the reporting period.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Note 4)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 2 and 4)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$2,600,791	2	30 days	$—	—	$716,536	3
			Purchase	645,718	1	30~90 days	—	—	(922,842)	(7)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	345,480	—	30 days	—	—	(4,971)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	359,841	—	30 days	—	—	63,016	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	977,998	1	30 days	—	—	(365,773)	(3)
	Honghwa International Co., Ltd.	Subsidiary	Sales	158,445	—	30~60 days	—	—	2,365	—
			Purchase	5,234,177	6	30~60 days	—	—	(1,004,712)	(8)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	135,050	—	30 days	—	—	23,201	—
			Purchase	419,364	1	90 days	—	—	(88,180)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Sales	116,860	—	90 days	—	—	24,068	—
			Purchase	254,224	—	90 days	—	—	(49,204)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	395,721	—	30 days	—	—	(39,378)	—
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	145,572	—	30 days	—	—	(207,599)	(2)
	International Integrated Systems, Inc.	Subsidiary	Purchase	370,753	—	30 days	—	—	(58,871)	—
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	107,019	—	90 days	—	—	42,916	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	503,934	1	30~90 days	—	—	(128,154)	(1)
Senao International Co., Ltd.	Aval Technologies Co., Ltd.	Subsidiary	Sales	356,314	2	60 days	—	—	92,883	5
			Purchase	149,470	1	30 days	—	—	(9,635)	—
CHIEF Telecom Inc.	So-net Entertainment Taiwan Limited	Associate	Sales	107,427	5	30 days	—	—	24,670	10
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	169,905	8	90 days	—	—	78,090	12

Note 1:	Purchases include costs to acquire services.

Note 2:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 3:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$912,396	10.92	$—	—	$108,019	$—
			(Note 2)
Chunghwa Telecom Co., Ltd.	Chunghwa System Integration Co., Ltd.	Subsidiary	275,903	0.91	—	—	237,291	—
			(Note 2)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,141,940	8.15	—	—	453,787	—
			(Note 2)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	365,773	3.59	—	—	65,345	—
			(Note 2)
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,014,086	7.41	—	—	95,784	—
			(Note 2)
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	207,551	10.71	—	—	197,896	—
			(Note 2)
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	78,090	3.84	—	—	—	—
			(Note 2)

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,722,292	$578,992	$156,854	Subsidiary (Notes 3 and 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,832,704	8,455	11,858	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	691,163	178,590	100	789,217	46,200	46,200	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,303,128	145,002	145,061	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	720,685	20,764	33,666	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	43,368	56	2,011,655	669,930	384,335	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,074,077	(5,676)	(4,933)	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd.	British Virgin Islands	Investment	385,274	385,274	1	100	171,669	8,448	8,448	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	747,062	450,846	455,432	Subsidiary (Notes 3 and 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	198,966	14,541	14,845	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	104,159	(939)	(939)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	714,492	83,713	83,788	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	69	431,892	207,793	147,153	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	119,448	6,499	6,499	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	160,564	30,351	17,009	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	159,281	31,314	23,386	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	78,879	12,662	8,510	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	135,081	20,087	20,087	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	37	(6,641)	(12,078)	(4,424)	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	611,185	74,553	43,241	Subsidiary (Note 5)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	535,735	230,327	69,084	Associate
											(Continued )

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	$164,000	$164,000	1,760	40	$398,753	$407,038	$170,820	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	172,696	(14,779)	(4,434)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	233,296	19,722	5,917	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	11,563	23	263,737	53,368	12,271	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	112,570	94,091	25,092	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	260,978	(15,630)	(7,815)	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	7,227	988	484	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	2,887,724	(695,197)	(286,653)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,543	(263)	(134)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	273,800	3,700	20	215,414	(39,737)	(12,564)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,561,134	723,448	244,473	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	—	2,046,143	—	—	—	506	506	Subsidiary (Notes 5 and 6)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	173,696	(591)	(6,648)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	12,555	100	135,576	6,013	6,016	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	8,909	100	120,797	19,980	19,980	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,324	110	110	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	114,641	7,492	7,492	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	21,309	21,309	943	38	380,970	360,479	137,452	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	55,720	2,000	40	60,231	(4,617)	(1,847)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,576,214	15,136	5,184	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,286	3	98,193	669,930	19,649	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	45,187	578,992	2,244	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	65,175	65,175	3,300	29	31,523	(11,975)	(3,215)	Associate
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	48,000	48,000	960	7	36,216	(56,932)	(4,681)	Associate
											(Continued )

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2023			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				September 30, 2023	December 31, 2022	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$74,192	2,600	100	$105,643	$842	$842	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,198	104	104	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	173,649	5,700	100	179,343	3,385	3,923	Subsidiary (Note 5)
	TestPro Investment Co., Ltd.	Taiwan	Investment	135,000	135,000	13,500	100	73,488	(25,469)	(24,934)	Subsidiary (Note 5)
TestPro Investment Co., Ltd.	NavCore Tech. Co., Ltd	Taiwan	Sale and manufacturing of smart equipment, smart factory software and hardware integration and technical consulting service	108,500	108,500	10,850	54	67,206	(46,979)	(25,486)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd.	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	171,669	8,448	8,448	Subsidiary (Note 5)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	—	2,060,467	—	—	—	—	—	Subsidiary (Notes 5 and 7)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	14,052	548	404	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	4,520	(475)	(630)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	4,418	100	48,096	2,286	2,286	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	—	29,500	—	—	—	(2,013)	(2,013)	Subsidiary (Notes 5 and 8)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,715	49	40,458	5,925	2,947	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	—	24,806	—	—	—	1,178	1,178	Subsidiary (Notes 5 and 9)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,610	55,569	5,067	100	75,681	(7,387)	(7,388)	Subsidiary (Note 5)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	—	24,336	—	—	—	24	24	Subsidiary (Notes 5 and 10)
CHT Security Co., Ltd.	Baohwa Trust Co., Ltd.	Taiwan	VR integration and AIoT security services	20,000	20,000	2,000	25	10,710	(19,874)	(7,724)	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 6.

Note 5:	The amount was eliminated upon consolidation.

Note 6:	SIS completed its liquidation in September 2023.

Note 7:	SIHK completed its liquidation in July 2023.

Note 8:	The merger between SENYOUNG and Senaolife was completed on May 1, 2023, the merger completion date, with SENYOUNG being the surviving company.

Note 9:	IESA completed its liquidation in September 2023.

Note 10:	IEHK completed its liquidation in June 2023.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2023	Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2023	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of September 30, 2023	Accumulated Inward Remittance of Earnings as of September 30, 2023	Note
					Outflow	Inflow
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	$955,838	2	$955,838	$—	$34,279	$921,559	$—	100	$—	$—	$—	Notes 7 and 10
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	—	100	—	—	—	Notes 8 and 10
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 9 and 10
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(1,129)	100	(1,129)	8,259	—	Note 10
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	119,199	—	—	119,199	4,416	100	4,416	170,560	—	Note 10
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	873	49	428	9,503	5,418	Note 10
													(Continued	)

Investee	Accumulated Investment in Mainland China as of September 30, 2023	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Chunghwa Telecom Co., Ltd. (Note 3)	$319,233	$319,233	$231,809,734
SENAO and its subsidiaries (Note 4)	921,559	2,047,858	3,790,222
Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries (Note 5)	170,432	216,185	4,545,544
CHIEF Telecom Inc. and its subsidiaries (Note 6)	4,973	4,973	2,014,816

Note 1:	Investments are divided into three categories as follows:

a. Direct investment.

b. Investments through a holding company registered in a third region.

c. Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Chunghwa Telecom Co., Ltd. was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 4:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd.

Note 6:	CHIEF Telecom Inc. and its subsidiaries were calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 8:	Chunghwa Telecom (China) Co., Ltd. completed its liquidation in October 2022.

Note 9:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 10:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2023	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$716,536	—	—
					Accrued custodial receipts	195,860	—	—
					Accounts payable	922,842	—	—
					Amounts collected for others	219,162	—	—
					Revenues	2,600,791	—	2
					Operating costs and expenses	645,718	—	—
			CHIEF Telecom Inc.	a	Revenues	359,841	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	273,686	—	—
					Accounts payable	365,773	—	—
					Operating costs and expenses	898,603	—	1
					Property, plant and equipment	259,679	—	—
			Chunghwa Telecom Global Inc.	a	Revenues	116,860	—	—
					Operating costs and expenses	254,224	—	—
			Donghwa Telecom Co., Ltd.	a	Revenues	135,050	—	—
					Operating costs and expenses	419,364	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	1,004,712	—	—
					Revenues	158,445	—	—
					Operating costs and expenses	5,234,177	—	3
			CHT Security Co., Ltd.	a	Operating costs and expenses	327,886	—	—
			International Integrated Systems, Inc.	a	Operating costs and expenses	366,953	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	207,599	—	—
					Operating costs and expenses	145,572	—	—
			Aval Technologies Co., Ltd.	a	Operating costs and expenses	345,480	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Revenues	107,019	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company.

b. Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a. The Company to subsidiaries.

b. Subsidiaries to the Company.

c. Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of September 30, 2023, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the nine months ended September 30, 2023.

Note 5:	The amount was eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

SEPTEMBER 30, 2023

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29

Note:	This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.